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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

MERANT plc
ABBEY VIEW, EVERARD CLOSE, ST. ALBANS, HERTFORDSHIRE, AL1 2PS
UNITED KINGDOM

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F      X          Form 40-F

[Indicated by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

Yes                  No      X

EXPLANATORY NOTE:

Attached hereto (and furnished as part of this report) are the following items:

1.
Annual Report and Accounts for the fiscal year ended April 30, 2002 as distributed to shareholders and filed with the U.K. Listing Authority

2.
Explanatory letter and Notice of Meeting for the 2002 Annual Meeting of Shareholders to be held December 5, 2002 as distributed to shareholders and filed with the U.K. Listing Authority

3.
Form of Proxy for use by shareholders in connection with the 2002 Annual Meeting of Shareholders as distributed to shareholders and filed with the U.K. Listing Authority

SIGNATURE

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merant plc

By:	/s/ STEPHEN M. GOING
Name:	Stephen M. Going
Title:	Vice President & General Counsel

2002 ANNUAL REPORT AND ACCOUNTS

www.merant.com

MERANT plc
TABLE OF CONTENTS

Letter to Shareholders	1
Directors' Report	3
Statement of Directors' Responsibilities	8
Report on Corporate Governance	9
Directors' Remuneration Report	13
Financial Statements	17
Independent Auditors' Report	42
Further Information for Shareholders	43

In this report, "the Company" means Merant plc, and
"Merant" or "the group" means Merant plc and all of its subsidiary undertakings

Merant plc, Registered office: Abbey View, Everard Close, St. Albans, Hertfordshire, AL1 2PS, U.K.

Registered in England No. 1709998.

MERANT plc

To Our Shareholders

        Much has changed at Merant since I reported to you last year. The appointment of a new Chief Executive Officer and management team, carrying out the divestiture of two major business units, the relocation of our operational headquarters and the return of excess capital to shareholders through market repurchases of our ordinary shares cap the strategic milestones during our 2002 fiscal year.

        In our last Annual Report, I outlined our intention to become a more focused company, concentrating our resources around our core products and to work to increase the value of this core business. To that end:

  •
  In August, Merant sold its Application Creation and Transformation business unit (Micro Focus) for approximately £37.6 million, subject to a to be determined post-closing price adjustment;

  •
  In November, Merant sold its Enterprise Data Connectivity business unit (DataDirect) for approximately £20.5 million;

  •
  In October, Merant agreed to sell its Newbury, U.K. real estate for £10.8 million;

  •
  Over the course of the fiscal year Merant returned approximately £23 million to shareholders through the repurchase of 20.25 million shares; subsequent to year-end we returned approximately £11 million in additional excess cash to shareholders through market repurchases of an additional 11.78 million shares for a total return of approximately £34 million or approximately 24% of the shares outstanding prior to our commencing the return of excess cash;

  •
  Merant moved its operational headquarters to Hillsboro, Oregon. Hillsboro was the primary development, sales and support location for Merant PVCS. Merant is the second largest software company headquartered in Oregon, and the largest technology company ever to move its headquarters there;

  •
  We substantially completed a large company restructuring program that has reduced our costs to be more in line with our revenues.

        Looking ahead to fiscal 2003, it is our goal to continue our focus on increasing value to our shareholders by returning to profitability and to set a strategic direction that will grow Merant.

        The new management team has developed a financial model that moves toward properly aligning our cost structure with our core business. We have resized the business by cutting our overall employee base with significant reductions in overhead and administrative functions. We completed a restructuring program that we currently believe will bring costs to a level more appropriate for the company's ongoing operations. Even in this uncertain economy, our objective is to achieve profitability in our current fiscal year.

        Our second priority is to continue developing our business. Our current strategy is to continue to invest in research and development and move into related markets that leverage our existing strengths. We have a broad customer base that includes over 90 of the Fortune 100, a reputation for excellent products, core competencies that go beyond our traditional product focus, and a strong financial position.

        Our introduction of Merant Collage in June exemplifies this approach. Merant Collage is a scalable, cost-effective web content management solution that gives IT and web services teams a powerful tool for automating workflow and collaborating on web infrastructure and content. The trend toward more dynamic, application-driven web sites coincides with an expanded IT role in managing those sites. Companies increasingly demand a rapid return on investment and predictable processes to ensure that business-critical web sites are up and running with information which is always up-to-date. Customers of Merant's PVCS software configuration management tools find that the integration with Merant Collage gives them a streamlined, economical solution for managing both application code and web content.

        The new executive team driving these strategic and business changes is comprised of technology industry veterans experienced in growing emerging businesses. Our new Chief Executive Officer, Gerald Perkel, is a former Xerox Senior Vice President who was responsible for its multi-billion dollar office printing business. Other new members of the team include Scott Hildebrandt, Chief Financial Officer; Stephen King, Senior Vice President and General Manager; Bob Dunne, Senior Vice President of

Sales; Robert Blaskowsky, Chief Information Officer; and Diane Williams, Vice President of Human Resources.

        These moves to relocate and refocus Merant are intended to position the company solidly on the road to profitability and growth. Thank you for your patience during this transition, I am confident that a year from now we will have even more positive results to report.

J. Michael Gullard
Chairman of the Board

17 October 2002

MERANT plc
DIRECTORS' REPORT

YEAR ENDED 30 APRIL 2002

        The directors of Merant plc ("the Company") present their Report together with the audited financial statements of the Company and its subsidiary undertakings (collectively "Merant") for the year ended 30 April 2002.

Principal activities

        Merant plc is the parent company of a group of companies whose principal activities are the design, development and marketing of software products and services. During the year ended 30 April 2002 the Company completed the process of divesting non-core businesses in order to concentrate resources on the software products and services of its Enterprise Change Management ("ECM" or "PVCS") business. The ECM business helps companies improve their ability to manage change to digital assets—software applications, code and web content.

Operating results

        The Company's operations generated revenue of £118.3 million in fiscal 2002, compared to £215.4 million in the year ended 30 April 2001, of which £87.1 million (2001: £95.1 million) came from continuing operations. Operating loss before goodwill amortisation was £10.1 million compared to an operating profit of £2.7 million last year. Net loss for the year, after charging goodwill amortisation and restructuring costs, was £62.0 million, compared to £50.9 million in the previous year.

        The Company sold its Application Creation & Transformation Division in August 2001 and its Enterprise Data Connectivity Division in November 2001. The Company's Consolidated Profit and Loss Account on page 18 sets out the results for the year, and separately identifies the results of continuing operations, the results of those businesses which were sold during the year, and the loss recorded on their disposal.

Dividend

        The directors will not be recommending payment of a dividend in respect of the year ended 30 April 2002 (2001: £nil). During the year, the Company began a process of returning excess capital to shareholders through the acquisition and cancellation of its ordinary shares on the open market. Details are set out below under the heading "Purchase of own shares".

Future prospects

        A review of the business and an indication of future prospects is provided in the Letter to Shareholders at page 1.

Directors

        The following served as directors of the Company during the year ended 30 April 2002:

Non-executive directors:	J. Michael Gullard, Chairman (a) (c) Harold Hughes (a) Michel Berty (b) (c) Barry X. Lynn (b) Don C. Watters (a) (b)
Chief Executive Officer: (Executive director)	Gerald Perkel (appointed 20 September 2001) (c)
Notes:	(a) Member of audit committee (b) Member of remuneration committee (c) Member of nomination committee

        In addition, Gary Greenfield served as an executive director of the Company until 31 October 2001. Mr. Greenfield also served as President and Chief Executive Officer until Mr. Perkel's appointment on 20 September 2001.

        The Company's chairman, Mr. Gullard, is 57. He was appointed a non-executive director in May 1995 and was elected Chairman in March 1996. He is General Partner of Cornerstone Management, a California, U.S.A.-based venture capital and consulting firm that provides strategic focus and direction for technology companies primarily in the software and data communications industries. He is also a director of JDA Software Group, Inc., and is Chairman of Netsolve, Inc., both publicly traded U.S. companies. Mr. Gullard's 27 years in the technology industry includes a number of executive and management posts at Telecommunications Technology Inc. and the Intel Corporation. He holds a master of business administration and a bachelor of arts degree from Stanford University in California.

        Mr. Perkel, who is 47, joined Merant on 20 September 2001 as the Company's President and Chief Executive Officer, and was appointed an executive director on the same date. He joined Merant from Xerox Corporation in the U.S.A., where he served as Senior Vice President and President of the Office Printing Business. He joined Xerox in January 2000 when Xerox acquired the Color Printing and Imaging Division of Tektronix, Inc., where he served as President. Mr. Perkel serves as a board member for the Juvenile Diabetes Research Foundation. He holds a bachelor of science degree in system science engineering from the University of California at Los Angeles.

        Mr. Hughes, who is 56, was appointed a non-executive director in December 1993. Mr. Hughes worked for 26 years with Intel Corporation, where he held senior positions in financial and operational management. He is currently a director of the London Pacific Group Ltd., a publicly-traded financial services company, Atsana, a U.S.-based venture-backed semiconductor company, and eVineyard, a privately-held U.S. company.

        Mr. Berty, who is 63, was appointed a non-executive director of the Company following the acquisition of Intersolv, Inc. in September 1998. He had been a non-executive director of Intersolv, Inc. since 1997. He is also on the boards of directors of Sapiens International Corporation N.V., a publicly-traded software solutions provider based in the Netherlands Antilles. He is also a director of iGate Capital Corporation, a U.S. publicly traded company listed on Nasdaq, and Buysmart, e-Vantage Solutions, Inc., and NetGain, all of which are privately-owned U.S.-based corporations, and a Paris-based French company, Asterop, S.A. From 1972 until 1997 he was an executive of the Cap Gemini Group and served as Chief Executive Officer of Cap Gemini America from 1993 to 1997.

        Mr. Lynn, who is 51, was appointed a non-executive director in September 1999. He is President and CEO of Be eXceL management, inc. and Director/General Partner of Shoreline Venture Management. Prior to founding Be eXceL management, inc, Mr. Lynn was with Wells Fargo for 16 years, his last position being President of Wells Fargo Technology Services. Previously, he served as the company's Chief Information Officer (CIO). Before that, he ran Wells Fargo's Private Banking Operations and their Investment Operations. Mr. Lynn founded and became the first President of Wells Fargo Securities.

        Mr. Watters, who is 60, was appointed a non-executive director in December 1999. He retired from McKinsey & Co in 1997 after 28 years service, most recently as a director, and continues to act as a consultant and as a member of the McKinsey Advisory Board.

        All of the Company's board members are U.S. citizens, except Mr. Berty who is a French citizen.

        The Company's Articles of Association require that one third of the directors should retire by rotation each year and submit for re-election. Mr. Hughes and Mr. Berty will therefore retire at the 2002 annual general meeting and, being eligible, will offer themselves for re-election. Neither Mr. Hughes nor Mr. Berty has a service contract with the Company. Mr. Gullard, Mr. Lynn and Mr. Perkel, who was appointed a director during the year, retired at the 2001 annual general meeting and were re-elected.

        The directors' remuneration report at page 13 sets out details of remuneration earned by the directors, their interests in the share capital of the Company, and options they have been granted to acquire ordinary shares in the Company under the Merant share option plans.

Directors' responsibilities

        A statement of the directors' responsibilities in respect of the financial statements is set out at page 8.

Sub-committees of the Board

        The audit, remuneration and nomination committees are formally constituted sub-committees of the Board. Details of the membership of these committees and their roles are set out in the Report on Corporate Governance at page 9.

Substantial shareholders

        At 14 October 2002 the following interests of 3% or more in the share capital of the Company have been reported:

	Ordinary shares held	Percentage holding
Schroder Investment Management Limited	16,489,792	16.0%
Fidelity International Limited	12,876,750	12.5%
UBS Asset Management Limited	6,887,196	6.7%
Merant Trustees Limited	5,081,697	4.9%
D3 Family Fund LP	4,427,750	4.3%

        At 30 April 2002 The Bank of New York, acting as Depositary Bank, held approximately 14% of the Company's ordinary shares in respect of which American depositary shares ("ADSs") have been issued, evidenced by American depositary receipts ("ADRs"). The ADRs are traded in the United States on the Nasdaq National Market. In 1998 the Company split its ordinary shares on a 5-for-1 basis, but the Company's ADSs did not split and, consequently, each ADS now represents five ordinary shares. Some of the holdings reported above may be held in the form of ADSs, but for the purposes of the table, numbers of ADSs have been converted to numbers of ordinary shares.

Research and development

        Merant has a continuing commitment to invest in research and development, and continues to develop new products whilst updating and improving its existing products. Research and development costs are summarised in note 5 to the financial statements.

Corporate governance

        The directors' Report on Corporate Governance is set out at page 9.

Euro considerations

        The Company will continue to evaluate the impact of the euro's introduction on its foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. However, the Company has not incurred, and does not expect to incur, material operating expenses other than personnel costs of existing staff or to be required to invest heavily in internal systems improvements with regard to the use of the euro.

Branches

        During the year ended 30 April 2002 Merant established branch operations in Denmark, Italy, Japan and Norway.

Employee involvement

        Merant places considerable value on involving, preserving good relations with, and communicating with, its employees. Dialogue with employees is encouraged through the use of the Company's intranet and the holding of regular site meetings.

        Most employees are eligible to become Merant shareholders through the ownership of options to acquire ordinary shares in the Company under the Merant share option plans. Employees are also eligible to invest in the Company through the Employee Share Purchase Plan. Details of these employee benefit plans are set out in note 24 to the financial statements.

Disabled employees

        Merant gives full and fair consideration to applications for employment from disabled persons where a handicapped or disabled person may adequately cover the requirements of the job with reasonable accommodation. If necessary Merant reasonably accommodates and endeavours to retrain any member of staff who develops disability during employment with Merant and to provide career development and promotion opportunities wherever appropriate.

Donations

        Merant's policy is to concentrate support on projects related to the communities in which its employees and offices are located. During the year Merant donated approximately £3,000 (2001: £4,000) to U.K. charities and approximately £19,000 (2001: £37,000) to U.S. charities for total worldwide donations of £22,000 (2001: £41,000).

Environment

        Merant recognises its responsibilities for the environment, and the possible effects of its activities on the environment are given due consideration. As a software company, Merant believes its activities should have a minor effect on the environment. Merant has taken steps to reduce environmental impacts in such areas as minimisation of waste and energy conservation.

Supplier payment policy and practice

        It is Company policy to settle payment terms with suppliers when agreeing the terms of transactions, to ensure that suppliers are made aware of the terms of payment, and to comply with those contractual arrangements.

Purchase of own shares

        Between 13 December 2001 and 9 April 2002 the Company purchased for cancellation 20,247,291 ordinary shares, representing approximately 15% of the Company's issued share capital at the time the authority was granted. The aggregate consideration was £23,052,065, representing an average price of approximately £1.14 per ordinary share. Authority to make these purchases was granted by shareholders at the annual general meeting on 28 November 2001. The shares were purchased on the London Stock Exchange and were cancelled immediately.

        After the fiscal year-end, at an extraordinary general meeting held on 6 June 2002, shareholders approved the Company's proposal to repurchase up to an additional 17,253,922 outstanding shares, representing approximately 15% of the issued share capital at the time authority was granted. The Company began the repurchase of its own shares under this authority on 11 June 2002 and between that date and 19 September 2002 (the last date prior to publication of this Annual Report that shares were repurchased) repurchased for cancellation 11,776,229 ordinary shares for an aggregate consideration of £11,337,705, representing an average price of approximately £0.96 per ordinary share.

        The Company provides loans to Merant Trustees Limited to enable it to purchase ordinary shares in the Company. These purchases are made primarily to ensure that the Company can fulfil its obligations under its Employee Share Purchase Plan (ESPP). During the current year, Merant Trustees Limited did not receive any loans from the Company, nor did it purchase any ordinary shares in the Company. For more information on the ESPP, see note 24 to the financial statements.

Risk factors that may influence future operating results

        The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. In accordance with U.S. practice, the Company highlights some of these risks, and their possible impact on its future results of operations and financial condition, under the section "Further Information for Shareholders" on page 43. Readers are strongly encouraged to study these comments.

Post balance sheet event

        As more fully described in note 23 to the financial statements, the Company and certain of its present and former officers and/or directors are presently defendants in a class action lawsuit alleging, among other things, violations of the U.S. securities laws. On 21 August 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs will be paid by the Company's insurance carrier. A number of conditions remain to be satisfied before the settlement reflected in the Settlement Agreement becomes effective, including approval of the settlement by the United States District Court for the Northern District of California.

Annual general meeting

        The annual general meeting will be held on 5 December 2002. The full text of all resolutions to be proposed at the meeting, together with an explanatory letter, is set out in the Notice of Meeting which is being distributed to shareholders with this Annual Report.

By Order of the Board

Stephen M. Going
Company Secretary

17 October 2002

MERANT plc
FINANCIAL STATEMENTS 2002

STATEMENT OF DIRECTORS' RESPONSIBILITIES
IN RESPECT OF THE FINANCIAL STATEMENTS

        Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that period. In preparing those financial statements the directors are required to:

  (a)
  select suitable accounting policies and then apply them consistently;

  (b)
  make judgments and estimates that are reasonable and prudent; and

  (c)
  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

        The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

MERANT plc
REPORT ON CORPORATE GOVERNANCE

YEAR ENDED 30 APRIL 2002

Background

        The London Stock Exchange published its Principles of Good Governance and Code of Best Practice ("the Combined Code") in June 1998. The Combined Code is based on the recommendations of the Hampel Committee on Corporate Governance, and of the earlier reports of the Cadbury and Greenbury Committees. It consists of a set of basic principles, each of which contains several detailed provisions. The directors are required by the U.K. Listing Rules to report on how they are applying the principles, and the extent to which they have complied with the detailed provisions. The following review sets out how Merant applies the principles of the Combined Code and explains any non-compliance with Combined Code provisions.

Applying the principles of good governance

  The Board:

        The Company is managed by a Board of Directors which meets at least once a quarter to review trading results and discuss operational, financial, legal and other business issues. In particular it deals with those matters reserved to it for decision, according to the schedule of responsibilities and authorities, which stipulates clear requirements for matters which exceed delegated authorities to be dealt with by the Board. These include:

  •
  business strategy

  •
  annual operating plans

  •
  business acquisitions and disposals

  •
  approval of financial statements

  •
  internal controls

        The Board deals with other matters as appropriate, and regularly receives presentations from senior management on issues such as sales and marketing initiatives, technological developments, human resources matters, information technology requirements, business processes, and investor relations. During the year ended 30 April 2002, the Board was also responsible for the discussions regarding the disposal of non-core business segments, and for developing the policies regarding the return of value to shareholders, and for publication of the appropriate announcements regarding those discussions. The Board is supplied, in a timely manner, with information in a form and of a quality appropriate to enable it to discharge its duties.

        The Board is based in the U.S.A., and is constituted in line with U.S. practice. It consists of a non-executive Chairman, four other non-executive directors and one executive director, the Chief Executive Officer. Senior management reports to the Board through the Chief Executive Officer, whose role is therefore separate and distinct from that of the Chairman. Biographies of the directors are set out in the Directors' Report. A list of the senior management is set out on the inside back cover page of this report. Each of the non-executive directors has had senior executive experience in other companies and offers independent judgment on Board matters. None has previously served in an executive capacity with Merant. The senior non-executive director is Harold Hughes.

        The proportion of non-executive directors complies with the Code, and the Board considers that the balance achieved between executive and non-executive directors is appropriate and effective for the control and direction of the business.

        There are procedures for Board members to receive appropriate induction and training and to solicit independent professional advice where specific expertise is required in the course of exercising their duties. All directors have access to the Company Secretary, who is responsible for ensuring compliance with appropriate statutes and regulations.

        Directors are subject to re-election by shareholders at the first opportunity after their appointment and thereafter at intervals of no more than three years, with one third of directors being required to submit for re-election by rotation each year.

  Sub-committees of the Board:

        The Board is assisted by committees which have been established with written terms of reference. Their roles and composition are set out below.

        The audit committee consists of Mr. Hughes (chairman), Mr. Gullard and Mr. Watters, all of whom are non-executive directors. The role of the audit committee is explained under "Accountability and audit", below.

        The remuneration committee consists of three non-executive directors, Mr. Berty (Chairman), Mr. Lynn and Mr. Watters. Mr. Berty has been a member of the committee since 1999, and was appointed committee chairman in December 2000. Mr. Watters was appointed a member of the committee in December 2000, and Mr. Lynn was appointed a member of the committee in April 2002. None of the committee members has any personal financial interests (other than as shareholders and/or optionholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business.

        The committee is responsible for recommending to the Board the framework of executive remuneration and then determining individual terms of employment. These responsibilities cover salary and bonus arrangements, benefits, contracts of employment and share option grants. The committee operates in accordance with written terms of reference and is authorised to seek appropriate professional advice if it considers this necessary. It ensures that remuneration is appropriate to the executive director's responsibilities, taking into consideration the overall financial and business position of the Company, the highly competitive industry of which Merant is part, salary scales within Merant, and the importance of recruiting and retaining management of the appropriate calibre.

        The Directors' Remuneration Report at page 13 provides full disclosure of the remuneration policy and the amounts of remuneration and benefits earned by the directors.

        The nomination committee consists of Mr. Gullard (chairman), Mr. Perkel and Mr. Berty. The committee meets from time to time when required to do so, and makes recommendations to the Board on all proposed new appointments of directors. Such appointments are subject to subsequent confirmation by the shareholders.

  Relations with shareholders

        Merant conducts regular dialogue with shareholders to ensure mutual understanding of objectives and divulges such information as is consistent with the guidelines of the Listing Rules of the Financial Services Authority and U.S. law.

        The Company's website includes an Investors section, which includes an investor calendar, access to current and historical market prices of the Company's shares, financial reports and announcements, other information of interest to corporate and individual shareholders, as well as offering an e-mail alert service.

        All shareholders are invited to participate in the annual general meeting, where the Chief Executive Officer will be available to answer questions. Each matter to be dealt with at the annual general meeting is addressed by a separate resolution. Proxy votes received are disclosed to the meeting after each resolution has been dealt with on a show of hands.

  Accountability and audit

        The audit committee meets at least quarterly to consider the adequacy of the group's system of internal controls, policies and procedures and the outcome of the external audit, and to review the group's annual and quarterly reports and accounts. It also involves the group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the requirements of the U.K. Financial Services Authority and Nasdaq, and on an ongoing basis reviews the effectiveness of our systems of internal financial controls. It also is responsible for the appointment of the group's auditors together with their remuneration for both audit and non-audit work. The committee is authorised to investigate any activity within its terms of reference, to seek any information it requires from any employee and to obtain independent professional advice if it considers this necessary. Members of senior management and the external auditor normally attend its meetings. The committee regularly meets in private seesion to confer with the auditors without the attendance of executive officers and other members of the Company's management. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with the Board.

        Management prepares a comprehensive system of budgets with monthly reporting of actual results against targets, and provides the directors with regular updates on the financial performance of the Company. At its quarterly meetings, the Board is provided with an analysis of financial information which includes key performance and risk indicators. The group's auditors are engaged to review the group's reported results and balance sheet at each quarter end, and to audit the annual results and balance sheet which are included in this report. The Board is responsible for reviewing and approving for publication the financial results for the previous quarter. In addition, the Audit Committee meets with the group's auditors to discuss the results of their audit work.

        The Company does not currently have an internal audit function. The Board has reviewed the need for an internal audit function but has decided that the current control mechanisms are sufficient for the size of the Company. The Board has agreed to review the situation on an annual basis.

        A statement on the responsibilities of the directors in relation to the financial statements is set out on page 8.

Risk management

        The Combined Code requires Boards of listed companies to maintain a sound system of internal control, to review those controls at least annually, and to report to shareholders that they have done so. The directors believe that the Company has complied with this requirement during the year under review.

        The Board recognises that it is ultimately responsible for the group's system of internal control and for reviewing its effectiveness. However, the risk management process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss. The Board takes direct responsibility for these processes on a quarterly basis and considers:

  •
  the authority, resources and co-ordination of those involved in the identification, assessment and management of significant risks faced by the group;

  •
  the response to the significant risks which have been identified by management and others;

  •
  the monitoring of the reports from group management;

  •
  the maintenance of a control environment directed towards the proper management of risk; and

  •
  the annual reporting procedures.

        During the previous financial year the Board enhanced and formalised its risk management initiatives, and established an on-going process for identifying, evaluating and managing significant risks faced by the group. The process involves an annual assessment of the effectiveness of internal control covering financial, operational, compliance and other controls and risk management. A formal review of the strategic business risks is carried out on each core business unit and support function and the management actions in place for monitoring and minimising these risks. Each assessment consists of a review of programs, processes and practices to identify, evaluate and prioritise risk and determine ownership and responsibility, corrective actions implemented and ongoing monitoring and reporting.

        This process was put in place with effect from the beginning of May 2001. However, due to management focus on the disposals of the two business divisions and the consequent reorganisation and restructuring of the Company during the year, the formal risk review process was not revisited until May 2002. Management has reactivated the process with effect from May 2002, and this process remained in place up to the date of approval of this Annual Report.

        The Chief Executive Officer and other members of Company management report regularly to the Board on significant changes in the business and the external environment which affect significant risks. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Company management.

Going concern

        After making enquiries, the directors have a reasonable expectation, at the time of approval of these financial statements, that Merant has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Compliance with the Code of Best Practice

        The Company is required to report on its compliance with the provisions of Section 1 of the Combined Code throughout the year ended 30 April 2002. Except as detailed below, the directors consider that the Company has complied throughout the period under review with the provisions of Section 1 of the Combined Code.

        Merant's non-executive directors have been granted share options in accordance with a resolution passed by shareholders at the 1999 annual general meeting. Provision A.3.2 of the Combined Code requires that non-executive directors should be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. The Company considers that the numbers of options granted to the non-executive directors are de minimis in terms of their own personal wealth and therefore does not compromise their independence; however, as a result of the option grants, the Company does not comply with Provision A.3.2 of the Combined Code.

        The Board has established procedures for the systematic review of the Company's risk management processes, in compliance with principal D.2.1 of the Combined Code. However, during the year the Board's primary focus was the disposal of the Company's non-core businesses and the consequent reorganisation and restructuring of the Company. As a result, the formalised process of risk management which the Company developed during the previous year was not fully operational during the year ended 30 April 2002. Consequently, the Company did not comply for the whole of the year under review. The Company anticipates that it will be able to report full compliance in this respect for the year ended 30 April 2003.

J. Michael Gullard
Chairman of the Board

17 October 2002

MERANT plc
DIRECTORS' REMUNERATION REPORT

YEAR ENDED 30 APRIL 2002

        Directors' remuneration is determined by recommendations from the remuneration committee, whose composition and terms of reference are set out in the Report on Corporate Governance at page 9.

Executive Director's Remuneration Policy

        The remuneration package for Merant's executive director is designed to attract, motivate, and retain individuals of the necessary calibre. It is determined by reference to relevant market data for the countries in which the director performs his duties, and recognises the continuing competitive market in the sectors in which Merant operates. The chief components of the executive director's remuneration, as they applied to the two holders of that office during the year ended 30 April 2002, are as follows:

        Basic salary:    the salary rate for the executive director is reviewed annually.

        Performance-related pay:    the executive director is eligible for an annual performance-related bonus. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if Merant's performance exceeds the targets set. The bonus is based on fixed formulae measuring Merant's performance against targets set at the beginning of the financial year. In the case of Mr. Perkel, who was appointed during the year, an annual target bonus will be payable based on a plan presented to the Board after his appointment.

        Pension contributions:    the Company does not operate a pension scheme for its directors. The executive director is eligible to participate in Merant's retirement plan for U.S.-based employees (401(k) plan), whereby Merant will partially match employee contributions to the plan, subject to the rules of the U.S. Internal Revenue Service.

        Other benefits:    the executive director is entitled to participate in all welfare plans and policies provided to other senior executives, including tax and financial planning, medical, dental, disability, life, accidental death and travel insurance. In addition, Merant Inc. advanced a loan to the former Chief Executive Officer, Mr. Greenfield, dated 2 August 1999, as set out in note 25 to the financial statements.

        Compensation for loss of employment:    the level of compensation offered by the Company is determined by the need to provide the executive director with a competitive package in accordance with the criteria described above. In the case of Mr. Greenfield, this entitlement did not exceed the equivalent of two years' pay and consisted of a maximum of one year's salary and bonus as severance and an additional one year's salary and bonus for services rendered to the Company for twelve months following termination and as consideration for certain non-compete covenants. In addition, his welfare benefits would continue for eighteen months. In the event that Mr. Perkel's employment is terminated without cause or he resigns under certain defined circumstances, Mr. Perkel will be entitled to receive twelve monthly severance payments equal to his monthly base salary, plus a proportion of his bonus. The bonus amount due in each month will be the greater of one-twelfth of (i) his annualised actual bonus over the twelve months preceding the termination, or (ii) 50% of the annual target bonus. In addition, his welfare benefits would continue for the duration of the severance period. Mr. Perkel has agreed to a 12-month non-competition covenant on termination preventing him from engaging in competition with the Company.

        Share plans:    the executive director is eligible to participate in the Merant share option plans. Option prices are set at the market price at date of grant, and are never offered at a discount. The grant of share options to the executive director, vesting over four years, is designed to ensure that an element of his remuneration is directly related to long-term growth in shareholder value. The executive director is also eligible to participate in the Company's Employee Share Purchase Plan on the same terms as apply to all employees. Under the plan, employees may purchase shares at discounted rates. Details of these employee benefit plans are set out in note 24 to the financial statements.

        Long term incentives:    the executive director is not eligible for any other long-term incentive payments.

Remuneration for non-executive directors

        Remuneration for non-executive directors is determined by the Board as a whole based upon the advice of an independent professional advisor who has provided details of compensation awarded to directors of comparable companies.

        Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other Company-related business. Fees are set within the limits stipulated in the Company's Articles of Association.

        Non-executive directors are eligible to participate in the Merant share option plans, details of which are set out in note 24 to the financial statements.

Service agreements

        Mr. Perkel was appointed Chief Executive Officer during the year ended 30 April 2002. His appointment is at will, and may be terminated by him or by the Company at any time for any reason. Upon termination for other than death, disability, or cause, or if he resigns under certain defined circumstances, he is entitled to compensation as set out above. Mr. Perkel has agreed to devote all of his business time and attention to the business of the Company.

        None of the non-executive directors has a letter of appointment with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

Directors' Remuneration

        The following table analyses the remuneration earned by each director in the year ended 30 April 2002 and discloses summary information for the year ended 30 April 2001:

	Salary £'000	Performance related pay £'000	Fees £'000	Benefits- in-kind (1) £'000	Other (2) £'000	2002 £'000	2001 £'000
J Michael Gullard	—	—	101	—	—	101	63
Michel Berty	—	—	31	—	—	31	15
Harold Hughes	—	—	29	—	—	29	16
Barry X Lynn	—	—	24	—	—	24	15
Gerald Perkel (appointed 20 September 2001)	160	261	—	—	139	560	—
Don C Watters	—	—	29	—	—	29	13
Kevin Burns (resigned 30 November 2000)	—	—	—	—	—	—	12
Gary Greenfield (resigned 31 October 2001)	163	791	844	3	844	2,645	327

	323	1,052	1,058	3	983	3,419	461

1.
Benefits-in-kind includes a gain of £3,000 arising on Mr. Greenfield's participation in the Company's Employee Share Purchase Plan.

2.
On his appointment as Chief Executive Officer, Mr. Perkel received a signing-on fee of approximately £139,000. Mr. Greenfield received additional compensation for loss of employment of approximately £844,000.

Directors' shareholdings

        The beneficial interests in the ordinary shares of the Company of the directors holding office at 30 April 2002 are as follows:

	30 April 2002	30 April 2001
J Michael Gullard, Chairman	64,361	77,500
Michel Berty	6,861	—
Harold Hughes	116,861	110,000
Barry X Lynn	6,861	—
Gerald Perkel	—	—	*
Don C Watters	6,861	—

*
At date of appointment (20 September 2001) in the case of Mr. Perkel

        In June 2002 Mr. Perkel acquired 16,423 ordinary shares from his participation in the Company's Employee Share Purchase Plan (see note 24 to the financial statements). There have been no other changes to the above shareholdings since the year-end.

Directors' share options

        The following table sets out the numbers of options to acquire ordinary shares or ADSs held during the year by each director in office at 30 April 2002 and the changes in their holdings during the year. All options granted to directors vest over a period of four years from the date of grant.

			Numbers of options
	Date of option grant	Option price (in GBP)	At 30 April 2001	Granted in the year	At 30 April 2002	Earliest exercise date	Latest exercise date
J Michael Gullard	21 Jun 1996	1.67	100,000	—	100,000	21 Jun 1997	21 Jun 2006
	16 Sep 1999	2.87	20,000	—	20,000	16 Sep 1999	16 Sep 2009
	30 Nov 2000	0.78	20,000	—	20,000	30 Nov 2000	30 Nov 2010
	14 Dec 2001	1.02	—	20,000	20,000	14 Dec 2001	14 Dec 2011
Michel Berty	30 Nov 2000	0.78	10,000	—	10,000	30 Nov 2000	30 Nov 2010
	14 Dec 2001	1.02	—	10,000	10,000	14 Dec 2001	14 Dec 2011
Harold Hughes	19 Aug 1992	3.00	50,000	—	50,000	19 Aug 1993	19 Aug 2002
	16 Jun 1994	2.40	10,000	—	10,000	16 Jun 1995	16 Jun 2004
	16 Sep 1999	2.87	10,000	—	10,000	16 Sep 1999	16 Sep 2009
	30 Nov 2000	0.78	10,000	—	10,000	30 Nov 2000	30 Nov 2010
	14 Dec 2001	1.02	—	10,000	10,000	14 Dec 2001	14 Dec 2011
Barry X Lynn	16 Sep 1999	2.87	10,000	—	10,000	16 Sep 1999	16 Sep 2009
	30 Nov 2000	0.78	10,000	—	10,000	30 Nov 2000	30 Nov 2010
	14 Dec 2001	1.02	—	10,000	10,000	14 Dec 2001	14 Dec 2011
Gerald Perkel	20 Sep 2001	0.69	—	2,750,000	2,750,000	20 Sep 2002	20 Sep 2011
Don C Watters	8 Dec 1999	4.59	10,000	—	10,000	8 Dec 1999	8 Dec 2009
	30 Nov 2000	0.78	10,000	—	10,000	30 Nov 2000	30 Nov 2010
	14 Dec 2001	1.02	—	10,000	10,000	14 Dec 2001	14 Dec 2011

        The directors did not exercise any options during the year, and no options held by the directors lapsed during the year. The market price of the shares at 30 April 2002 was £1.07 and the range during the year was £0.61 to £1.18.

        In September 2002 Mr. Perkel was granted options to acquire 687,500 ordinary shares at £0.84 each. The options will expire in September 2012. There have been no other changes to the above optionholdings since the year-end.

        In addition, Mr. Perkel participates in the Company's Employee Share Purchase Plan (see note 24 to the financial statements). After the year-end, in June 2002, Mr. Perkel acquired 16,423 shares under the plan, giving rise to a gain of £2,500.

On behalf of the Board

J. Michael Gullard
Chairman of the Board

17 October 2002

MERANT plc
FINANCIAL STATEMENTS 2002

FIVE YEAR RECORD

In thousands of G.B. pounds (except per share data and percentages)	Year ended 30 April 2002		Year ended 30 April 2001		Year ended 30 April 2000		Fifteen months ended 30 April 1999		Year ended 31 January 1998
Operating results for the period:
Revenue	118,275		215,433		227,283		215,473		97,015
Operating profit(loss) excluding amortisation of goodwill and non-recurring charges	(10,076)		2,720		9,509		17,886		12,736
Amortisation of goodwill	(35,322)		(42,482)		(39,150)		(21,915)		—
Non-recurring charges	(18,242)		(14,571)		(8,491)		(11,831)		—
Interest income, net	1,614		4,287		2,763		4,288		2,481
(Loss)/profit before taxation	(62,026)		(50,046)		(35,369)		(11,572)		15,217
Retained (loss)/profit for the period	(62,026)		(50,914)		(35,461)		(15,279)		10,426
(Loss)/earnings per share: basic	(49.6	)p	(37.9	)p	(24.9	)p	(14.3	)p	14.0	p
(Loss)/earnings per share: diluted	(49.6	)p	(37.9	)p	(24.9	)p	(14.3	)p	13.3	p
Average number of shares in issue (thousands)	130,702		139,952		145,958		110,714		78,735
Financial position at end of period:
Cash and bank deposits	71,620		61,200		79,543		75,394		51,518
Total assets	130,814		231,044		304,893		322,457		123,824
Total shareholders funds	59,215		128,466		198,484		217,109		70,892
Financial condition:
Working capital	38,619		19,454		51,867		53,486		29,788
Current ratio	1.66		1.19		1.54		1.53		1.56

Notes:

1.
Details of the non-recurring charges are set out in note 9 to the financial statements.

2.
Where appropriate, share and per-share data for prior periods has been restated to reflect the 5-for-1 sub-division of the Company's ordinary shares, which took effect from the close of business on 13 March 1998.

3.
Years include results from discontinuing operations.

MERANT plc
FINANCIAL STATEMENTS 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Years ended 30 April
	Notes	2002 £'000		2001 £'000
Revenue: continuing business
Licence fees		33,387		42,193
Maintenance subscriptions		39,779		35,065
Training and consulting		13,902		17,817

		87,068		95,075
Revenue: discontinued business	4	31,207		120,358

Total revenue		118,275		215,433

Cost of revenue: continuing business
Cost of licence fees		1,429		2,164
Cost of maintenance revenue		5,855		5,490
Cost of service revenue		13,832		17,198

		21,116		24,852
Cost of revenue: discontinued business	4	5,510		29,534

Total cost of revenue		26,626		54,386

Gross profit		91,649		161,047

Operating expenses
Research and development	5	24,187		39,774
Sales and marketing		58,922		103,667
General and administrative	6	53,938		57,368

Total operating expenses		137,047		200,809

Operating (loss):
Continuing business		(41,953)		(28,798)
Discontinued business		(3,445)		(10,964)

Total operating (loss)	7	(45,398)		(39,762)
Exceptional items:
Continuing operations:
Fundamental restructuring	9	(13,342)		—
Loss on disposal of fixed assets	9	(1,761)		—
Amounts written off on investments	9	—		(3,254)
Discontinued operations:
(Loss) on termination of business operation	4/9	(3,139)		(11,317)

(Loss) on ordinary activities, before interest income		(63,640)		(54,333)
Interest income		1,751		4,466
Interest expense	10	(137)		(179)

(Loss) on ordinary activities before taxation		(62,026)		(50,046)
Taxation	11	—		(868)

(Loss) for the period		(62,026)		(50,914)

(Loss) per share: basic	12	(49.6)	p	(37.9)	p
(Loss) per share: diluted	12	(49.6)	p	(37.9)	p

The notes on pages 25 to 41 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

CONSOLIDATED BALANCE SHEET

	Notes	30 April 2002 £'000	30 April 2001 £'000
Fixed assets
Intangible fixed assets	13	21,782	75,383
Tangible fixed assets	14	6,284	28,313
Investments	15	5,858	6,860

Total fixed assets		33,924	110,556

Current assets
Stocks	16	94	610
Debtors	17	25,176	58,678
Cash and bank deposits		71,620	61,200

Total current assets		96,890	120,488

Creditors: amounts falling due within one year	18	58,271	101,034

Net current assets		38,619	19,454

Total assets less current liabilities		72,543	130,010
Provisions for liabilities and charges	21	13,328	1,544

Net assets		59,215	128,466

Capital and reserves
Called up share capital		2,300	2,699
Share premium account		200,865	200,625
Capital redemption reserve		697	292
Profit and loss account		(144,647)	(75,150)

Total shareholders' funds		59,215	128,466

The financial statements on pages 18 to 41 were approved by the Board of directors on 17 October 2002

J. Michael Gullard
Director

The notes on pages 25 to 41 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

CONSOLIDATED CASH FLOW STATEMENT

	Years ended 30 April
	2002 £'000	2001 £'000
Net cash (outflow)/inflow from operating activities (note i)	(22,752)	19,718

Returns on investments and servicing of finance:
Interest received	1,751	4,466
Interest paid	(137)	(179)

Net cash inflow from returns on investments and servicing of finance	1,614	4,287

Taxation:
U.K. corporation tax refunded	309	256
Overseas tax (paid)	(2,335)	(2,145)

Tax paid	(2,026)	(1,889)

Capital expenditure and financial investment:
Purchases of tangible fixed assets	(2,592)	(6,785)
Capitalised software product assets and other intangibles	—	(62)
Investment in own shares	—	(5,212)
Proceeds from sale of own shares	1,316	3,836
Disposal of tangible fixed assets	11,594	—

Net cash inflow/(outflow) from capital expenditure and financial investment:	10,318	(8,223)

Acquisitions and disposals:
Proceeds from/(investment in) subsidiary undertakings	50,106	(12,962)
Net cash (sold) with subsidiary undertakings	(5,122)	—

Net cash inflow/(outflow) from acquisitions and disposals	44,984	(12,962)

Cash inflow before financing	32,138	931
Issue of ordinary shares	161	207
Cancellation of ordinary shares	(23,052)	(13,688)
Expenses attributable to issue/cancellation of ordinary shares	(403)	(150)
Bank loan	(1,404)	(362)

Net cash inflow from financing	(24,698)	(13,993)

Increase/(decrease) in cash	7,440	(13,062)

The notes on pages 25 to 41 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

NOTES TO CONSOLIDATED CASH FLOW STATEMENT

	Years ended 30 April
	2002 £'000	2001 £'000
(i) Reconciliation of operating(loss) to "Net cash (outflow)/inflow from operating activities"
Operating (loss)	(45,398)	(39,762)
Depreciation charges	7,632	8,789
Amortisation charges	35,896	43,967
Loss on sale of tangible fixed assets	(1,761)	837
Exceptional items	(8,854)	(9,901)
Decrease/(increase) in stocks	56	834
Decrease/(increase) in debtors	(5,149)	7,452
Decrease/Increase in creditors	(5,174)	7,502

	(22,752)	19,718

(ii) Reconciliation to net funds
Increase in cash during the period	7,440	(13,062)
Cash outflow from decrease in debt	1,404	362

	8,844	(12,700)
Translation difference	2,977	(5,281)

	11,821	(17,981)
Net funds, beginning of period	59,799	77,780

Net funds, end of period	71,620	59,799

	Balances at 30 April 2001 £'000	Cash flow £'000	Exchange differences £'000	Balances at 30 April 2002 £'000
(iii) Analysis of net funds
Cash	61,200	7,440	2,980	71,620
Short term loans	(1,401)	1,404	(3)	—

	59,799	8,844	2,977	71,620

The notes on pages 25 to 41 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

COMPANY BALANCE SHEET

	Notes	30 April 2002 £'000	30 April 2001 £'000
Fixed assets
Tangible fixed assets	14	—	2,904
Investments	15	216,493	221,930

Total fixed assets		216,493	224,834

Current assets
Amounts owed by subsidiary undertakings		5,546	1,780
Other debtors		181	189
Cash and bank deposits		227	14

Total current assets		5,954	1,983

Creditors: amounts falling due within one year
Amounts owed to subsidiary undertakings		—	6,201
Accrued expenses		384	370

		384	6,571

Net current assets/(liabilities)		5,570	(4,588)

Net assets		222,063	220,246

Capital and reserves
Called up share capital		2,300	2,699
Share premium account		200,865	200,625
Capital redemption reserve		697	292
Profit and loss account		18,201	16,630

Total shareholders' funds		222,063	220,246

The financial statements on pages 18 to 41 were approved by the Board of directors on 17 October 2002

J. Michael Gullard
Director

This is the balance sheet of Merant plc, the holding company of the Merant group of companies, which is presented in accordance with section 226 of the Companies Act 1985 of Great Britain. No profit or loss account is presented for Merant plc as provided by section 230 of the same Act.

The notes on pages 25 to 41 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Years ended 30 April	2002 £'000	2001 £'000
(Loss) for the period	(62,026)	(50,914)
Currency translation adjustment	4,252	(5,116)

Total recognised gains and losses for the period	(57,774)	(56,030)

The notes on pages 25 to 41 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

MOVEMENT IN SHAREHOLDERS' FUNDS

Merant:

	Ordinary shares of 2p each:
					Capital redemption reserve £'000
	Authorised '000	Issued '000	Amount £'000	Share premium £'000		Retained earnings £'000	Total £'000
Balance, 30 April 2000	212,000	149,389	2,988	200,421	—	(4,925)	198,484
Share buy-back		(14,409)	(288)	—	288	(13,838)	(13,838)
Share options exercised	—	182	3	204	—	—	207
Shares cancelled		(200)	(4)	—	4	(357)	(357)
(Loss) for the period	—	—	—	—	—	(50,914)	(50,914)
Currency translation adjustment	—	—	—	—	—	(5,116)	(5,116)
Balance, 30 April 2001	212,000	134,962	2,699	200,625	292	(75,150)	128,466
Share buy-back		(20,247)	(405)	—	405	(23,455)	(23,455)
Share options exercised	—	312	6	240	—	—	246
Goodwill previously written off		—	—	—	—	11,732	11,732
(Loss) for the period	—	—	—	—	—	(62,026)	(62,026)
Currency translation adjustment	—	—	—	—	—	4,252	4,252

Balance, 30 April 2002	212,000	115,027	2,300	200,865	697	(144,647)	59,215

Company:

	Ordinary shares of 2p each:
					Capital redemption reserve £'000
	Authorised '000	Issued '000	Amount £'000	Share premium £'000		Retained earnings £'000	Total £'000
Balance, 30 April 2000	212,000	149,389	2,988	200,421	—	26,997	230,406
Share buy-back		(14,409)	(288)	—	288	(13,838)	(13,838)
Share options exercised	—	182	3	204	—	—	207
Shares cancelled		(200)	(4)	—	4	(357)	(357)
Profit for the period	—	—	—	—	—	3,828	3,828

Balance, 30 April 2001	212,000	134,962	2,699	200,625	292	16,630	220,246
Share buy-back		(20,247)	(405)	—	405	(23,455)	(23,455)
Share options exercised	—	312	6	240	—	—	246
Profit for the period	—	—	—	—	—	25,026	25,026

Balance, 30 April 2002	212,000	115,027	2,300	200,865	697	18,201	222,063

Notes:

1.
The issued ordinary shares are allotted, called up and fully paid.

2.
Merant plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985). During the year ended 30 April 2002 the Company purchased for cancellation 20,247,291 ordinary shares at an average price of approximately £1.14 per share for an aggregate consideration of £23,052,065.

3.
The cumulative value of goodwill written off on acquisitions, net of any goodwill attributable to subsidiary undertakings of businesses disposed of prior to the balance sheet date was £nil (2001: £11,732,000). Goodwill previously eliminated against reserves has been taken to loss on termination of business operation.

4.
During the year 312,000 ordinary shares with a nominal value of £6,235 were issued for £246,000, representing an average price of approximately £0.79 per share. In 2001 182,000 ordinary shares with a nominal value of £3,645 were issued for £207,000, representing an average price of approximately £1.14 per share.

The notes on pages 25 to 41 form part of these financial statements.

MERANT plc
FINANCIAL STATEMENTS 2002

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Significant accounting policies

Basis of preparation

        The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards.

        In preparing the financial statements for the current year, Merant has adopted FRS 18 "Accounting Policies" and FRS 19 "Deferred Tax".

Basis of consolidation

        The consolidated financial statements are those of Merant plc and all of its subsidiary undertakings for the year ended 30 April 2002. Inter-company balances and transactions have been eliminated on consolidation.

        Acquisitions are accounted for by including the results of operations and cash flows of an acquired business in Merant's consolidated results for the period since its acquisition. The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued on the date the offer became unconditional and/or the discount on share options assumed, plus expenses. The purchase consideration is allocated between the identifiable tangible assets and liabilities on the basis of fair value at the date of acquisition. The excess of the consideration over the fair value of the net assets acquired is attributed to goodwill and is amortised over its estimated economic life.

Revenue recognition

        The Company's revenue recognition policies meet the requirements of U.S. GAAP.

        Licence fees:    the Company's standard end user licence agreement for the Company's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. The Company also enters into other types of licence agreement, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, or the licence term. Licence fees are recognised as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, no significant vendor obligations remain and collection of the resulting debt is deemed probable. Fees from licences sold together with consulting services are generally recognised upon shipment if the above criteria have been met and payment of the licence fees is not dependent upon the performance of the consulting services. Where these criteria have not been met, both the licence and consulting fees are recognised under the percentage of completion method of contract accounting.

        Maintenance subscriptions:    maintenance agreements generally call for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognised over the term of the support agreement on a pro-rata basis. Payments for maintenance fees are generally made in advance and are nonrefundable.

        Training and consulting:    the Company recognises revenue from consulting and education as the services are performed.

Software product assets—development costs

        Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off to research and development costs when incurred. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, any subsequent development costs incurred prior to general release are capitalised as software product assets.

        Software product assets are amortised using the straight-line method over the economic life of the products, which is generally three to four years. Software product assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Amortisation of software product assets is included in research and development costs.

Goodwill

        Goodwill arising on acquisitions prior to 31 January 1998 was set off directly against reserves. Goodwill previously eliminated against reserves has not been reinstated on implementation of FRS 10.

        Goodwill arising on acquisitions since the adoption of FRS 10 is capitalised as an intangible fixed asset and is stated at cost less accumulated amortisation. Cost represents the excess of amounts paid on the acquisition of businesses over the aggregate fair value of the net assets acquired. Amortisation is computed using the straight-line method over the estimated economic life of the asset, which will depend on the length of the future period expected to benefit from the purchase. Present estimated economic lives are between three and five years. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable.

        When a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or has not been fully amortised through the profit and loss account is taken into account in determining the profit or loss on the sale or closure.

Tangible fixed assets

        Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings	40 years
Leasehold improvements	over the lease term
Computer equipment	3–5 years
Office equipment	5–11 years
Transportation equipment	3–4 years

        The carrying values of tangible fixed assets are reviewed for impairment when events or circumstances indicate that the carrying value may not be recoverable.

Leasing

        Rentals paid under operating leases are charged to income on a straight-line basis over the term of the lease.

Deferred taxation

        Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, with the following exceptions:

  •
  provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable;

  •
  deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Stocks

        Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in stocks and charged to income when the related revenue is recognised.

Cash and bank deposits

        All cash balances are repayable on demand and can be withdrawn at any time without notice or penalty. The Company's policy on investments is set out in note 22.

Investments

        Investments are recorded at cost less any provision for impairment.

Translation of foreign currencies

        Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average rates. All differences are taken to the profit and loss account. Translation adjustments resulting from the process of translating financial statements denominated in foreign currencies are dealt with through reserves.

Earnings/(loss) per share

        Basic earnings/(loss) per share is computed as the profit/(loss) for the period after taxation, divided by the weighted average number of ordinary shares outstanding during the period. Shares held by the employee share ownership trust are excluded, except for those which are contingently issuable, and for which all the conditions of issue have been met (see note 12).

        Diluted earnings/(loss) per share is computed based on basic earnings/(loss) per share, as adjusted for shares issuable upon exercise of dilutive share options. The computation assumes the proceeds from the exercise of dilutive share options are used to repurchase the Company's ordinary shares at their average market price during each period.

Pensions

        Merant has entered into arrangements under which it makes matching contributions to retirement plans independently administered by insurance companies and other financial institutions. Contributions are charged to income in the year in which they become payable.

New accounting standards

        During the year the Company adopted Financial Reporting Standard (FRS) 18 "Accounting Policies" which deals primarily with the selection, application and disclosure of accounting policies and FRS 19 "Deferred Tax" which require companies to provide for deferred tax on a "full' rather than "partial' provision basis. Compliance with FRS 19 has required a revision to the financial statements for the current and prior years. This has no impact on shareholders funds or the tax charge in either year (see note 17 and 18).

        On 7 June 2002 the European Council of Ministers agreed to the adoption of International Accounting Standards by all listed EU companies by 1 January 2005. The Company has not yet fully evaluated the impact on its operating results or financial position of conversion to International Accounting Standards.

Note 2 Segmental information

        Merant previously operated in four business divisions. The Company withdrew from its E-Solutions Division during the year ended 30 April 2001, and disposed of its Application Creation & Transformation and Enterprise Data Connectivity Divisions during the year ended 30 April 2002. The operating results of those businesses are disclosed as discontinued operations. The Company now operates in one business segment, Enterprise Change Management. The following table analyses revenue and net operating (liabilities)/assets by business segment, based on the Company's operating divisions.

Years ended 30 April	2002 £'000	2001 £'000
Revenue:
Enterprise Change Management Division	87,068	95,075
Discontinued operations:
Application Creation & Transformation Division	17,481	83,513
Enterprise Data Connectivity Division	13,726	31,196
E-Solutions Division	—	5,649

	118,275	215,433

Net operating (liabilities)/assets:
Enterprise Change Management Division	(18,263)	39,305
Discontinued operations:
Application Creation & Transformation Division	—	16,777
Enterprise Data Connectivity Division	—	5,725

	(18,263)	61,807

        The following table analyses revenue by geographical area, based on customer location.

Years ended 30 April	2002 £'000	2001 £'000
United Kingdom	21,813	31,594
United States	67,980	132,438
Europe (excluding U.K.)	19,423	37,212
Japan	2,657	6,345
Other	6,402	7,844

	118,275	215,433

        The following table analyses worldwide operations by geographical area, based on the location of Merant facilities.

Years ended 30 April	2002 £'000	2001 £'000
Total revenue:
United Kingdom	21,368	36,561
United States	75,468	132,316
Europe (excluding U.K.)	18,836	39,473
Other	6,771	14,347

	122,443	222,697

Inter-segment revenue:
United Kingdom	(3,851)	(5,290)
United States	—	(126)
Europe (excluding U.K.)	(317)	(1,848)
Other	—	—

	(4,168)	(7,264)

Third party revenue
United Kingdom	17,517	31,271
United States	75,468	132,190
Europe (excluding U.K.)	18,519	37,625
Other	6,771	14,347

	118,275	215,433

Operating (loss):
United Kingdom	(40,834)	(39,944)
United States	(1,377)	1,550
Europe (excluding U.K.)	875	(2,205)

Other	(4,062)	837

	(45,398)	(39,762)

Net operating (liabilities)/assets:
United Kingdom	(2,422)	73,166
United States	(14,049)	(17,500)
Europe (excluding U.K.)	(666)	4,253
Other	(1,126)	1,888

	(18,263)	61,807

        Inter-segment revenue principally represents charges for product transfers and for administrative costs between locations. Operating (loss) excludes interest income and expense and, correspondingly, net operating (liabilities)/assets exclude interest-bearing assets and liabilities. The following table reconciles net operating (liabilities)/assets as shown above to net assets as shown in the balance sheet:

	30 April 2002 £'000	30 April 2001 £'000
Net operating (liabilities)/assets	(18,263)	61,807
Cash and bank deposits	71,620	61,200
Bank loan	—	(1,401)
Investment in own shares	5,858	6,860
Net assets	59,215	128,466

Note 3 Acquisitions

        The Company made no acquisitions in the year ended 30 April 2002.

        On 20 February 2001 the Company acquired the Enterprise Division of NetObjects, Inc., a developer of web content management software based in Redwood City, California, U.S.A. The total consideration for the transaction was £12,575,000, the whole of which was payable in cash. In accordance with the policy set out in note 1, the transaction was accounted for as an acquisition. Goodwill arising on the acquisition was capitalised as an intangible asset and amortisation was computed based on an estimated economic life of five years (see note 13).

Note 4 Discontinued business

        The Company sold its Application Creation and Transformation (ACT) Division in August 2001 and sold its Enterprise Data Connectivity (EDC) Division in November 2001. In the previous year the Company discontinued its E-Solutions business. The Company has reported the operating results of these businesses as discontinued operations. The following table discloses the operating results of each division for the last two financial years:

Year ended 30 April 2001	ACT Division £'000	EDC Division £'000	E-Solutions Division £'000	TOTAL £'000
Revenue	83,513	31,196	5,649	120,358
Cost of revenue	(18,170)	(2,841)	(8,523)	(29,534)

Gross profit	65,343	28,355	(2,874)	90,824
Research and development costs	(17,358)	(5,609)	—	(22,967)
Sales and marketing costs	(38,322)	(13,168)	(4,893)	(56,383)
General and administrative costs	(9,428)	(11,500)	(1,510)	(22,438)

Operating (loss) before taxation	235	(1,922)	(9,277)	(10,964)
Taxation	—	—	—	—

Operating (loss) after taxation	235	(1,922)	(9,277)	(10,964)

Year ended 30 April 2002	ACT Division £'000	EDC Division £'000	E-Solutions Division £'000	TOTAL £'000
Revenue	17,481	13,726	—	31,207
Cost of revenue	(3,833)	(1,677)	—	(5,510)

Gross profit	13,648	12,049	—	25,697
Research and development costs	(3,738)	(2,616)	—	(6,354)
Sales and marketing costs	(6,215)	(5,803)	—	(12,018)
General and administrative costs	(4,866)	(5,904)	—	(10,770)

Operating (loss) before taxation	(1,171)	(2,274)	—	(3,445)
Taxation	—	—	—	—

Operating (loss) after taxation	(1,171)	(2,274)	—	(3,445)

        The loss arising on the termination of the divisions consists of the following:

Years ended 30 April	ACT Division £'000	EDC Division £'000	2002 £'000	2001 £'000
Net proceeds	37,605	20,455	58,060	—

Deduct:
Carrying value of goodwill now written off	(7,494)	(8,702)	(16,196)	(6,520)
Severance payments	—	—	—	(620)
Other disposal costs *	(31,127)	(13,876)	(45,003)	(4,177)

	(38,621)	(22,578)	(61,199)	(11,317)

Loss on business disposal, before taxation	(1,016)	(2,123)	(3,139)	(11,317)
Taxation	—	—	—	—

Loss on business disposal, after taxation	(1,016)	(2,123)	(3,139)	(11,317)

*
Amounts relating to fiscal 2002 have been updated compared to earlier unaudited disclosures based on a change in estimate.

Note 5 Research and development costs

Years ended 30 April	2002 £'000	2001 £'000
Research and development costs, before capitalisation	23,613	38,351
Costs capitalised as software product assets	—	(62)
Amortisation of capitalised costs	574	1,485
	24,187	39,774

Note 6 General and administrative costs

        General and administrative costs includes provisions for amortisation of the goodwill arising on corporate acquisitions amounting to £35,322,000 (2001: £42,482,000).

Note 7 Operating (loss)

        Operating (loss) is stated after charging (or crediting):

Years ended 30 April	2002 £'000	2001 £'000
Auditors' remuneration:
audit services: U.K.	165	109
audit services: overseas	458	583
non-audit services: U.K.	153	168
non-audit services: overseas	44	320
Operating lease rentals:
equipment	1,964	3,455
land and buildings	4,863	6,033
Rental income	(277)	(339)
Gain/(loss) on foreign exchange	869	(443)
Depreciation of tangible fixed assets	7,632	8,789
Amortisation of intangible fixed assets	35,896	43,967

Note 8 Directors and employees

        An analysis of the directors' remuneration, pension entitlements and share options and the relevant disclosures specified for audit by the Listing Rules of the Financial Services Authority are set out under the headings "Directors' remuneration" and "Directors' share options" within the Directors' Remuneration Report at page 13.

        The average monthly numbers of staff employed by Merant was as follows:

Years ended 30 April	2002 No.	2001 No.
U.K.	199	448
U.S.	575	1,027
Other	180	402

	954	1,877

        Staff costs, which include salaries, bonus and commissions, amounted to:

Years ended 30 April	2002 £'000	2001 £'000
U.K.	13,891	21,225
U.S.	44,235	70,962
Other	10,576	18,569

	68,702	110,756
Social security costs	5,701	9,773
Other pension costs	1,570	2,699

	75,973	123,228

        Other pension costs principally represent amounts paid by Merant to personal pension schemes operated by its employees. In the United Kingdom, Merant contributes to employee pensions on a percentage-of-salary basis, subject to certain predetermined limits. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

Note 9 Exceptional items

        In the year ended 30 April 2002 the Company reported three non-operating exceptional items:

  •
  A charge of £13,342,000 relates to provisions for the fundamental restructuring of the Company following the disposal of the ACT and EDC Divisions and the relocation of the Company's operational headquarters. The charge includes a provision of £10,415,000 for redundancy payments in connection with the closure of offices in the U.K., U.S.A., and Europe and £2,927,000 for disposal of surplus assets and other costs related to the resizing of the Company.

  •
  A charge of £1,761,000 for loss on disposal of fixed assets represents the loss incurred on the sale of the Company's freehold land and buildings in Newbury, Berkshire.

  •
  A charge of £3,139,000 for loss on disposal of discontinued operations reflects the combined net loss on the disposal of the ACT and EDC Divisions (see also note 4).

        In the year ended 30 April 2001 the Company reported two non-operating exceptional items:

  •
  Amounts written off on investments of £3,254,000 represents actual and anticipated losses incurred on the Company's investment in its own shares. The Company acquires its own shares in order to fulfil its obligations to the Employee Share Purchase Plan (ESPP). Under the terms of the ESPP, the Company is committed to selling shares to participants of the ESPP at prices based on current market values. Because of the decline in the market value of the Company's shares during the year ended 30 April 2001, the Company incurred actual losses amounting to £1,306,000 on sales of its own shares during the year, and made provision for future losses of £1,948,000.

  •
  The loss on termination of business operation of £11,317,000 represents the net cost of the termination of the E-Solutions Division (see also note 4).

Note 10 Interest expense

Years ended 30 April	2002 £'000	2001 £'000
On bank loans and overdrafts	124	110
Other	13	69

	137	179

Note 11 Taxation

        The taxation charge consists of the following:

Years ended 30 April	2002 £'000	2001 £'000
U.K. corporation tax	(307)	659
Overseas taxation	269	209

	(38)	868
Corporation tax underprovided in previous years:	38	—

Total current tax	(—)	868

Effective tax rates	—	(2)%

        The following table analyses differences between taxes at the U.K. statutory tax rate and taxes at the effective rate:

Years ended 30 April	2002 £'000	2001 £'000
Estimated U.K. corporation tax, calculated at 30%	18,608	15,014
Tax losses carried forward	(8,122)	(2,269)
Foreign taxes	111	868
Goodwill	(10,597)	(12,745)

Total current tax	—	868

        The Company's effective tax rate in each of the past two years has been significantly distorted by the impact of permanent differences between accounting profits and taxable profits, principally the provisions for amortisation of goodwill (see note 6) which are not an allowable expense for tax purposes. The tax rate is also impacted by the distribution of corporate profits and losses among the tax jurisdictions in which the Company operates. The Company expects that its effective tax rate will continue to be significantly impacted by provisions for amortisation of goodwill in the year ended 30 April 2003.

        The corporation tax returns of certain U.S. subsidiary undertakings for the financial years ended 31 January 1993 to 31 January 1997 have been examined by the U.S. Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. The Company believes that the outcome of the examination will not give rise to any material profit and loss account adjustment to the financial statements.

Note 12 (Loss)/earnings per share

        (Loss)/earnings per share is computed from the following data and in accordance with the bases set out in note 1.

Years ended 30 April	2002 £'000		2001 £'000
(Loss) after taxation	(62,026)		(50,914)

Weighted average number of ordinary shares:
In issue	130,702		139,952
Owned by employee share ownership trust	(5,610)		(5,647)

Used in computing basic and diluted (loss) per share	125,092		134,305

(Loss) per share: basic	(49.6	)p	(37.9	)p
(Loss) per share: diluted	(49.6	)p	(37.9	)p

        Share options were anti-dilutive and therefore excluded from the computations.

Note 13 Intangible fixed assets

	Software product assets £'000	Goodwill £'000	Total £'000
Cost:
At 30 April 2001	35,882	174,154	210,036
Currency fluctuations	(77)	—	(77)
Amounts written off on disposals (see note 4)	(31,749)	(54,791)	(86,540)

At 30 April 2002	4,056	119,363	123,419

Amortisation:
At 30 April 2001	33,712	100,941	134,653
Currency fluctuations	(67)	—	(67)
Amounts written off on disposals (see note 4)	(30,250)	(38,595)	(68,845)
Provision for the period	574	35,322	35,896

At 30 April 2002	3,969	97,668	101,637

Net book values:
At 30 April 2001	2,170	73,213	75,383

At 30 April 2002	87	21,695	21,782

Note 14 Tangible fixed assets

(a) Merant:

	Freehold land and buildings £'000	Leasehold improvements £'000	Office equipment £'000	Computer & communications equipment & software £'000	Transportation equipment £'000	Total £'000
Cost:
At 30 April 2001	13,833	7,870	9,518	47,180	89	78,490
Currency fluctuations	—	(85)	(49)	(25)	1	(158)
Additions	—	730	146	1,716	—	2,592
Discontinued operations	—	—	—	—	—	—
Disposals	(13,833)	(1,705)	(4,211)	(36,449)	(72)	(56,270)

At 30 April 2002	—	6,810	5,404	12,422	18	24,654

Depreciation:
At 30 April 2001	729	4,855	6,789	37,760	44	50,177
Currency fluctuations	—	(50)	(44)	(19)	1	(112)
Provision for the period	9	777	1,279	5,563	4	7,632
Discontinued operations	—	—	—	—	—	—
Disposals	(738)	(1,701)	(3,415)	(33,434)	(39)	(39,327)

At 30 April 2002	—	3,881	4,609	9,870	10	18,370

Net book values:
At 30 April 2001	13,104	3,015	2,729	9,420	45	28,313

At 30 April 2002	—	2,929	795	2,552	8	6,284

(b) Company:

	Cost £'000	Depreciation £'000	Net book value £'000
At 30 April 2001	3,088	184	2,904
Provision for the year	—	9	(9)
Disposal	(3,088)	(193)	(2,895)

At 30 April 2002	—	—	—

Note 15 Investments

(a) Merant:

        Investment in own shares represents the cost of ordinary shares in Merant plc acquired by Merant Trustees Limited on behalf of the Merant Employee Benefit Trust 1994 ("the Trust"). The shares have been acquired for the employee share option plans and the Employee Share Purchase Plan (see note 24).

	Cost £'000	Provisions £'000	Net book value £'000
At 30 April 2001	8,808	(1,948)	6,860
Sold to ESPP participants	(2,056)	1,054	(1,002)

At 30 April 2002	6,752	(894)	5,858

        As at 30 April 2002 the Trust owned 5,565,869 shares, representing 4.8% of the Company's issued ordinary shares, with a nominal value of £111,000 and a market value of £5,955,000. At 30 April 2001 the Trust owned 7,260,448 shares, representing 5.4% of the Company's issued ordinary shares, with a nominal value of £145,000 and a market value of £5,119,000. The Company has made provisions to reflect anticipated losses on the future sale of these shares to optionholders and participants in the Employee Share Purchase Plan. The Trust has not waived its right to dividends in respect of this shareholding. The assets and liabilities of the Trust, as well as its operating costs, are included in Merant's consolidated financial statements.

(b) Company:

	30 April 2002 £'000	30 April 2001 £'000
Investments in subsidiary undertakings:
Beginning of year	221,930	214,639
Disposals	(11,295)	(12)
Additional investment	—	443

End of year	210,635	215,070
Investment in own shares (see (a) above)	5,858	6,860

	216,493	221,930

        The principal subsidiary undertakings at 30 April 2002, all of which are wholly-owned, are:

	Notes	Country of incorporation and operation
Merant Holdings Limited	1	U.K.
Merant International Limited	1	U.K.
Merant, Inc	2	U.S.A.
Merant Pty Limited	2	Australia
Merant SA	2	France
Merant Gmbh	2	Germany
Merant Investments Limited	3	Jersey
Merant BV	2	Netherlands
Merant Pte Ltd	2	Singapore

(1)
Held directly by the Company

(2)
Held by a subsidiary undertaking

(3)
Operating as a financing company. The activities of the other subsidiary undertakings are described in the Directors' Report.

Note 16 Stocks

        The replacement value of stocks is not considered to be materially different from its balance sheet value.

Note 17 Debtors

	30 April 2002 £'000	30 April 2001 £'000
Trade debtors	22,115	52,789
Deferred tax asset	269	269
Other debtors and prepaid expenses (see note 25)	2,792	5,620

	25,176	58,678

        The deferred tax asset shown above represents capital allowances in advance of depreciation and amortisation. There has been no movement during the year.

        Merant has unprovided deferred tax assets at 30 April 2002 of £15,480,000 (30 April 2001: £7,681,000). These assets relate to losses brought forward from previous years. The directors do not consider it appropriate to recognise this asset at the year-end.

Note 18 Creditors: amounts falling due within one year

	30 April 2002 £'000	30 April 2001 £'000
Bank loan (note 22)	—	1,401
Trade creditors	2,612	7,319
Current corporation tax	9,950	12,882
Other taxes and social security costs	1,533	1,808
Product royalties and purchases	789	1,629
Accrued employee compensation and commissions	5,220	13,700
Deferred revenue	27,967	51,498
Other accrued expenses	10,200	10,797

	58,271	101,034

        The Company has reclassified £9,370,000 (2001: £10,276,000) from provision for deferred taxation to current corporation tax following the adoption of FRS 19. The deferred tax asset of £269,000 (2001: £269,000) has been reclassified within debtors (see note 17). The deferred tax charge of £870,000 in the prior year has been reclassified to current corporation tax.

Note 19 Lease commitments

        Operating leases:

	Land and buildings		Other
	30 April 2002 £'000	30 April 2001 £'000	30 April 2002 £'000	30 April 2001 £'000
Annual commitment under leases which expire:
within one year	235	459	267	721
in the second to fifth years inclusive	3,413	4,065	700	1,082
thereafter	1,683	1,613	—	45

	5,331	6,137	967	1,848

Note 20 Capital commitments

        At 30 April 2002 and 2001 Merant had no material capital expenditure commitments.

Note 21 Provisions for liabilities and charges

Restructuring provisions £'000
As at 30 April 2001	1,544
Arising during the year	12,266
Utilised	(472)
Currency fluctuations	(10)

As at 30 April 2002	13,328

        Restructuring provisions include amounts which arose in respect of the Company's 2002 and 2000 restructuring programs, as described in note 9. It is expected that the majority of the outstanding amounts will be settled during the current financial year.

Note 22 Financial instruments

        An explanation of the group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the group in its activities is set out below.

        Merant's principal financial instruments comprise cash and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. Merant has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations.

It is, and has been throughout the period under review, the group's policy that no trading in financial instruments is undertaken.

        The main risks arising from the group's operations are liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged during the period under review.

  Liquidity risks

        The group's objective is to maintain a balance between maximisation of investment returns and liquidity by restriction of the permitted investments and the duration to maturity of those investments.

  Foreign currency risk

        As a result of the significant investment in overseas operations, movements in foreign currency exchange rates can significantly affect the group's balance sheet. Historically, the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless,fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, may have a significant impact on the Company's operating results. In 2002 and 2001 fluctuations between the U.S. dollar and the pound sterling have not been significant, and net exchange rate gains or losses on operational transactions have not been significant.

        The group also has transactional exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency.

Interest rate exposures:

        The interest rate risk profile of the Company's financial liabilities, excluding short-term debtors and creditors, consisted of a floating rate liability denominated in euros. The euro liability represented borrowings against an unsecured revolving multi-currency facility which was terminated by the Company in April 2002, as the directors did not consider it necessary to maintain the facility. Borrowings under the facility bore interest at 0.75% above LIBOR (the London Interbank Offered Rate). At 30 April 2002 the balance outstanding was £nil (2001: £1,401,000, denominated in euros). The group's financial liabilities at 30 April 2002 and 30 April 2001 all mature within one year, or on demand.

        The interest rate risk profile of the Company's financial assets, excluding short-term debtors and creditors, is as follows:

	30 April 2002 £'000	30 April 2001 £'000
Floating rate financial assets:
U.S. dollars	64,466	42,653
Euros	4,352	1,376
Sterling	1,299	6,637
Deutschemarks	—	2,161
Canadian dollars	—	1,402
Belgian francs	—	1,239
Norwegian kroner	—	1,132
Spanish pesetas	—	1,069
Japanese yen	594	1,027
Australian dollars	332	798
Dutch florins	—	604
French francs	—	438
Italian lire	—	247
Korean won	295	—
Indian rupees	244	214
Portuguese escudos	—	155
Other currencies	38	48

	71,620	61,200

        Floating rate financial assets comprise cash balances on current accounts and money market deposits at call. Where these assets are interest-bearing, interest rates are set by the respective depositaries.

Currency exposures:

        The group's objectives in managing currency exposures arising from its net investments overseas are explained above. Net foreign currency monetary assets/liabilities held by the group's sterling operations are as follows:

	30 April 2002 £'000	30 April 2001 £'000
U.S. dollar	19,198	1,117
Euros	926	—
Japanese yen	354	—
Other currencies	20	88

	20,498	1,205

Fair values:

        The fair values of all the group's financial assets and liabilities, excluding short-term debtors and creditors, which have been determined on the basis of market value, are not materially different from the book values shown below:

	30 April 2002 £'000	30 April 2001 £'000
Primary financial instruments:
Short term borrowings	—	(1,401)
Cash	71,620	61,200

	71,620	59,799

Note 23 Contingent liability

        In December 1998 and January 1999 seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on 9 June 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American depositary shares of the Company during the period from 27 June 1998 to 12 November 1998, including the former shareholders of Intersolv, Inc. who acquired American depositary shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material non-public information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On 20 December 2000 the Court issued a ruling granting in part and denying in part the defendant's motion to dismiss. The court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On 16 February 2001, the defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defences against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. The plaintiffs have served document requests on the Company and document production has begun on a rolling schedule. The plaintiffs filed their motion for class certification and supporting materials on April 20

2001. On 19 June 2001 the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving the defendants' rights to challenge, at a later date, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. On 25 October 2001, at a Joint Case Management Conference, the Court established a pre-trial schedule and set a trial date of 7 April 2003.

        On 21 August 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs will be paid by the Company's insurance carrier. A number of conditions remain to be satisfied before the settlement reflected in the Settlement Agreement becomes effective, including approval of the settlement by the United States District Court for the Northern District of California.

        If the settlement fails to become effective for any reason, the Company will continue to defend this litigation vigorously. If the settlement fails to become effective for any reason, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of the litigation could have a material adverse impact on Merant's business, financial condition and results of operations.

        The Company and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect Merant's financial position, results of operations, or liquidity.

Note 24 Share plans

Employee share option plans

        The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to Merant and other eligible persons as determined by the Board. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual instalments commencing one year after the date of grant. Unexercised options lapse as a consequence of the optionholder ceasing to be employed by Merant or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

        In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant options over a maximum of 21,552,000 shares under the 1998, 1996 and 1991 Share Option Plans. This authority will expire on 24 September 2008.

        Options are also outstanding as a result of grants made under Merant's previous share option plans and under share option plans adopted by Merant as a result of corporate acquisitions. Authority to grant new options under these plans has expired, but options granted under those plans continue to be exercisable in accordance with the original grant rules, or the acquisition agreements.

        In addition to options granted by the Company, Merant Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the Merant Employee Benefit Trust 1994 ("the Trust"). The Trust was established to further the Company's policy of encouraging employee share ownership. At 30 April 2002 MTL owned 5,565,869 shares, of which 3,164,680 were reserved for options which had been granted by MTL and remained outstanding at 30 April 2002, and 60,000 shares were reserved for options granted before MTL purchased the shares. The remaining 2,341,189 shares were available for issuance under the Employee Share Purchase Plan (see "Employee share purchase plans", below) and for the grant of further options. The shares held by the Trust are included in Investments (see note 15).

        Share option activity under all of the share option plans is summarised below:

	Number of shares	Option price per share
Outstanding, 30 April 2000	28,288,250	£0.34-£7.15
Options granted	3,685,500	£0.68-£1.37
Options exercised	(287,841)	£1.06-£1.37
Options cancelled	(9,137,686)	£1.06-£6.28

Outstanding, 30 April 2001	22,548,223	£0.34-£7.15
Options granted	12,755,650	£0.65-£1.18
Options exercised	(311,765)	£0.73-£1.06
Options cancelled	(9,930,732)	£0.34-£7.15

Outstanding, 30 April 2002	25,061,376	£0.65-£7.15

        Options outstanding at 30 April 2002 were granted under the authorities indicated below:

Authority for grant of options	Number of shares	Option price per share
1991 Share Option Plan	277,215	£1.37-£3.49
1996 Share Option Plan	122,200	£2.12-£7.15
1998 Share Option Plan	17,673,471	£0.65-£4.54
INTERSOLV plans	3,823,810	£1.62-£3.98

	21,896,696	£0.65-£7.15
The Trust	3,164,680	£0.69-£1.67

Outstanding, 30 April 2001	25,061,376	£0.65-£7.15

        These options are exercisable between 2002 and 2012. The proceeds on exercise of all outstanding options at 30 April 2002 would be £35,497,000 (2001: £42,922,000).

        Not all of the outstanding options are currently exercisable. At 30 April 2002 options for 9,759,000 shares (2001: 12,710,000 shares) were currently exercisable at prices per share of between £0.65 and £7.15; the proceeds from exercise of these options at 30 April 2002 would be £19,077,000 (2001: £26,431,000).

Employee share purchase plans

        All full-time employees are eligible to participate in the Employee Share Purchase Plan (ESPP), which was approved by shareholders at the 1999 annual general meeting. Under the terms of the ESPP, payroll deductions are made during approximate six-month offering periods for the purpose of purchasing ordinary shares at the end of an offering period. Participants may purchase shares at a price equivalent to 85% of the market value at either the beginning or the end of the offering period, whichever is the lower. In the year ended 30 April 2002, employees participating in the ESPP acquired approximately 1,695,000 ordinary shares in the Company. At 30 April 2002, amounts totaling £355,000 had been collected under the plan's fifth offering period, which expired in June 2002.

Note 25 Related party transaction

        "Other debtors and prepaid expenses" includes a loan to Mr. Greenfield, a former director of the Company, amounting to U.S.$627,000 (equivalent to £429,000 using year-end exchange rates).

        In August 1999, one of the Company's subsidiary undertakings, Merant Inc., a California corporation, entered into a loan agreement with Mr. Greenfield, who was Chief Executive Officer of the Company at the time. The loan was made in conjunction with a home purchase by Mr. Greenfield and is secured by that property. The following table shows the movements on the loan account:

Years ended 30 April	2002 £'000	2001 £'000
Loan outstanding, beginning of year	873	772
Repaid during the year	(476)	(35)
Interest charged during the year	41	60
Difference arising from currency fluctuations	(9)	76

Loan outstanding, end of year	429	873

Of which:
Principal	429	826
Interest	—	47

        The loan is denominated in U.S. dollars and accrues interest at a rate of 7.5% per annum, which is comparable to mortgage interest rates in the United States and higher than the rate that Merant generally earned on invested cash. The maximum principal outstanding during 2002 was £880,000. The loan matures on or before 30 August 2003. The Company has made no provision (within the meaning of Schedule 4 to the Companies Act) in respect of delinquency in repayment of the loan, as it has every expectation that the loan will be repaid in accordance with the terms. As at the date of this report, Mr. Greenfield is current on all interest payments.

Note 26 Subsequent events

        At an extraordinary general meeting held on 6 June 2002, shareholders approved the Company's proposal to repurchase up to an additional 17,253,922 of the Company's outstanding shares, representing approximately 15% of its issued share capital. The Company began the repurchase of its own shares under this authority on 11 June 2002 and between that date and 19 September 2002 (the last date prior to publication of this annual report that shares were repurchased) repurchased for cancellation 11,776,229 ordinary shares for an aggregate consideration of £11,337,705, representing an average price of approximately £0.96 per ordinary share.

        As more fully described in note 23, the Company and certain of its present and former officers and/or directors are presently defendants in a class action lawsuit alleging, among other things, violations of the U.S. securities laws. On 21 August 2002 the parties entered into a Stipulation of Settlement (the "Settlement Agreement") under which all claims in this litigation were settled. All payments made under the Settlement Agreement to settle this litigation and all associated costs will be paid by the Company's insurance carrier. A number of conditions remain to be satisfied before the settlement reflected in the Settlement Agreement becomes effective, including approval of the settlement by the United States District Court for the Northern District of California.

MERANT plc
FINANCIAL STATEMENTS 2002

INDEPENDENT AUDITORS' REPORT

To the shareholders of Merant plc

We have audited the group's financial statements for the year ended 30 April 2002, which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Cash Flow Statement, Company Balance Sheet, Consolidated Statement of Total Recognised Gains and Losses, Movement in Shareholders' Funds and the related notes 1 to 26. These financial statements have been prepared on the basis of the accounting policies set out herein.

Respective responsibilities of directors and auditors

The directors responsibilities for preparing the Annual Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, Chairman's Letter to Shareholders, Directors Remuneration Report, and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the group as at 30 April 2002 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
Reading
25 October 2002

MERANT plc
FINANCIAL STATEMENTS 2002

FURTHER INFORMATION FOR SHAREHOLDERS

Reconciliation of U.K. GAAP financial statements to U.S. GAAP financial statements

        The consolidated financial statements have been prepared in accordance with U.K. GAAP, which is different in certain material respects from U.S. GAAP. Please refer to Merant's Form 20-F for a reconciliation of the accounts prepared under the U.K. GAAP to the equivalent information prepared under U.S. GAAP.

        Form 20-F is similar to the annual Form 10-K filing required of U.S. public companies, except that Form 20-F makes allowances for the differences in legal and regulatory obligations applicable to non-U.S. companies. The filing includes a general introduction to our company, and sections discussing, among other items, information regarding our directors and officers, financial information, risk factors, a description of our business, our facilities, the nature of our trading markets and our principal shareholders.

        We plan to file a Form 20-F with the SEC for the fiscal year ended 30 April 2002 no later than 31 October 2002. You may obtain a copy of this Form 20-F without charge by contacting "Investor Relations" at our offices in either St. Albans or Hillsboro listed on the inside back cover of this annual report.

Forward-Looking Statements

We have made forward-looking statements in this annual report about our industry, our business, our plans and objectives and our financial condition and results of operations that are based on the current expectations, assumptions, estimates and projections of our management and on information currently available to us. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and are subject to various risks and uncertainties, known and unknown, that could cause our actual results and financial position to differ materially from the information presented in this annual report. When used in this document, the words "may," "anticipate," "objective," "believe," "intend," "estimate," "expect," "realize," "likely," "unlikely" and similar expressions, as they relate to Merant or its management, are intended to identify forward-looking statements.

Forward-looking statements reflect our current view with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from the future results, performance and achievements that may be expressed or implied by the forward-looking statements, including, among others, those set forth elsewhere in this annual report, especially under the heading "Risk Factors", in our reports filed with the U.S. Securities and Exchange Commission (the SEC) under the U.S. Securities Exchange Act of 1934 and the following:

  •
  our ability to transform our business strategy to focus on our enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services

  •
  our ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level

  •
  the extent to which the current weakness in the economic climate generally and in information technology spending in particular continues or becomes worse over time

  •
  our ability to effectively manage costs against uncertain revenue expectations and reduce costs quickly in response to revenue shortfalls

  •
  the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services

  •
  our ability to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products

  •
  the potential need for enterprise change management products to shift based on changes in technology and customer needs

  •
  the effect of competitors' efforts to enter our markets and the possible success of existing competitors in those markets

  •
  our ability to manage and integrate businesses we have acquired or may acquire in the future as well as our ability to efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of our business strategy, including our ability to manage obligations related to the sale of the Enterprise Data Connectivity Division and the earlier disposal of the Application, Creation and Transformation Division

  •
  other risks detailed below under "Risk Factors."

        Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected, planned or intended. We disclaim any obligation to update the forward-looking statements contained herein.

Annual general meeting of shareholders

        The 2002 annual general meeting of Merant plc will be held in London on 5 December 2002. The full Notice of Meeting is being sent to shareholders with this Annual Report.

Ordinary shares

        The Company's ordinary shares are listed on the London Stock Exchange under the symbol MRN. The Company's shares are also traded on the Nasdaq Stock Market in the United States in the form of ADSs, evidenced by American depositary receipts, under the symbol MRNT. In March 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis and adjusted the value of its ADSs such that each ADS now represents five ordinary shares. All share and per-share references included in this report reflect the impact of this stock split.

        The table below shows, in respect of each of the Company's last eight quarters:

  •
  the highest and lowest middle market quotation as reported in the Official List of the U.K. Listing Authority (in respect of ordinary shares) and

  •
  the highest and lowest bid price as reported by the Nasdaq National Market System (in respect of ADSs, each of which represents five ordinary shares).

		London Stock Exchange (in G.B. pounds)		Nasdaq (in U.S. dollars)
Merant quarters:
		High	Low	High	Low
2001	First quarter	1.65	1.31	14.75	9.38
	Second quarter	1.41	0.71	10.88	5.00
	Third quarter	1.10	0.77	8.69	5.19
	Fourth quarter	1.03	0.62	8.00	4.05
2002	First quarter	1.17	0.64	8.43	4.45
	Second quarter	1.13	0.61	8.43	4.00
	Third quarter	1.18	0.81	8.49	5.75
	Fourth quarter	1.18	1.01	8.65	6.84

U.S. Securities Law Matters

        We are required to comply with various U.S. securities laws and regulations because we have ADSs, evidenced by American depositary receipts, registered with the SEC that are traded in the United States on the Nasdaq National Market.

        SEC Filings.    As a foreign private issuer in the United States, we are required to make certain filings with the SEC, including periodic filings on Form 6-K and an annual report on Form 20-F. We generally file by means of Form 6-K any information that we make public (or are required to make public) in accordance with English law, any information that we file (or are required to file) with the London Stock Exchange or the Financial Services Authority, and any information that we distribute (or are required to distribute) to our shareholders.

        Electronic Filings.    The SEC maintains a web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. As a foreign private issuer, Merant is not currently required to file electronically but as of March 1997, we began doing so on a voluntarily basis.

Risk Factors

        You should carefully consider the following risk factors. The risks described below are not the only risks we face. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward-Looking Statements."

Our operating results may fluctuate, and any fluctuations could adversely affect the price of our securities.

        Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of our securities would likely decrease. The market price of our securities has experienced significant price volatility. We expect that our operating results may fluctuate in the future due to a variety of factors, including:

  •
  demand for, and acceptance of, our products,

  •
  the size and timing of customer orders and the lengthy sales cycle,

  •
  product life cycles,

  •
  our ability, and that of our competitors, to introduce and market new and enhanced product versions on a timely basis,

  •
  customer order deferrals in anticipation of new or enhanced products or technologies,

  •
  the timing of product introductions or enhancements by us or by our competitors,

  •
  technological changes in the software or hardware industries,

  •
  changes in the mix of distribution channels through which our products are offered,

  •
  purchasing patterns of distributors and retailers, including those based on customer budgeting cycles,

  •
  the quality of our products,

  •
  price and other competitive conditions in the industry,

  •
  changes in our level of operating expenses,

  •
  our inability to reduce expenses rapidly in response to any shortfall in revenue,

  •
  changes in our sales incentive plans,

  •
  changes in our executive or sales management,

  •
  our ability to acquire and effectively integrate, or divest, as the case may be, companies and products,

  •
  the cancellation of licenses during the warranty period,

  •
  non-renewal of maintenance agreements,

  •
  the effects of extended payment terms (particularly for international customers),

  •
  economic and/or political conditions generally or in various geographic areas, and

  •
  other factors discussed in this section.

Market volatility may cause the price of our securities to decline.

        The market price of our securities has been, and is likely to continue to be, highly volatile, particularly since the announcement in June 1998 of our merger with Intersolv, Inc. The global stock markets have experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of our securities.

        Factors that could adversely affect our market price include:

  •
  actual or anticipated fluctuations in our operating results,

  •
  changes in financial estimates or trading recommendations by securities analysts,

  •
  announcements of technological innovations,

  •
  new products or new contracts achieved by us or by our competitors,

  •
  developments with respect to patents, copyrights or proprietary rights,

  •
  conditions and trends in the software and other technology industries,

  •
  adoption of new accounting standards, or new interpretations of existing standards affecting the software industry, and

  •
  general market conditions.

        The Company and certain of its present and former officers and/or directors are presently defendants in a class action lawsuit alleging, among other things, violations of the U.S. securities laws. The parties to this action have entered into a Stipulation of Settlement to resolve these claims (see note 23 to the financial statements), There can be no assurance that the Company and/or its officers and directors may not be the subject of additional lawsuits in the future in connection with, among other things, the possible market price volatility of our securities

Our insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult to predict future revenue and compensate for a revenue shortfall.

        Historically, we have operated with little product backlog because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. Historically, we have been dependent upon large enterprise transactions with individual customers. Moreover, if significant sales occur earlier in a given period than expected, operating results for later quarters may suffer.

Seasonality can cause our operating results to fluctuate.

        Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, historically, we have experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognise a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

If our new products and services fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer.

        We are in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

Product defects can be expensive to fix and can cause us to lose customers.

        Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The cost of correcting such errors could be substantial and there could be associated adverse publicity. For these reasons, the occurrence of errors could result in loss of or delay in market acceptance of our products.

Protection of our intellectual property is limited, which may affect our competitive position.

        Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and although we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries where we distribute our products. Patents have been granted on fundamental technologies in software, and third party patents may issue that relate to fundamental technologies incorporated into our products.

Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products.

        Third parties may, as has occurred in the past, assert intellectual property infringement claims against us concerning our products, trademarks or other proprietary rights. If such claims are asserted, we may have to seek licenses, defend infringement actions or challenge the validity of the disputed third party intellectual property rights. Licenses may not be available on reasonable commercial terms, if at all and the failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. If we cannot obtain required licenses, are found liable for infringement or are not able to have the disputed third party intellectual property rights declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the development, use or sale of technologies covered by the intellectual property rights of others.

        With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and seek indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification, if available, may not provide adequate compensation or protection for breach of the representations.

        In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

Competition can lead to pricing pressures and loss of market.

        Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

International sales account for a significant portion of our revenue, which exposes us to the business and economic risks of global operations.

        In fiscal years 2002, 2001 and 2000, sales to customers outside of the United States represented approximately 43%, 39% and 42% of our revenue, respectively. We intend to continue to pursue our non-U.S. business and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

  •
  exposure to exchange rate fluctuations

  •
  longer payment cycles

  •
  greater difficulties in accounts receivable collection and enforcing agreements

  •
  tariffs and other restrictions on foreign trade

  •
  U.S., European Union and other countries' export requirements

  •
  economic and political instability

  •
  withholding and other tax consequences

  •
  restrictions on repatriation of earnings

  •
  the burdens of complying with a wide variety of foreign laws

  •
  general economic and political conditions.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products.

        Substantially all of our senior management personnel are recent hires, including but not limited to our President and CEO, Gerald Perkel, who joined the company in September 2001, and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to successfully conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including, as the case may be, key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

If we are unable to manage growth effectively, our operations will be disrupted.

        We recently experienced tremendous organizational and personnel changes, due in large part to the sale of our Application, Creation and Transformation ("ACT") Division and our Enterprise Data Connectivity ("EDC") Division, as well as the relocation of our U.S. headquarters from Rockville, Maryland to Hillsboro, Oregon. These changes have placed a significant strain on our financial, management, operational and other resources. These strains will continue as we transition to a company focused on the enterprise change management ("ECM") market for our PVCS products.

        The process of divesting a significant division of a company's business may also result in unforeseen operating difficulties and expenditures. Our management, personnel, systems, procedures and controls may not be adequate to support both the new entities' operations, and our own existing and future operations. Moreover, the anticipated financial, strategic and other benefits of the divestitures might not be realized.

If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity.

        We have completed a number of business combinations in recent years, most recently the merger with Intersolv, Inc. in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999, Northern Software Partners AS in January 2000, and the Enterprise Division of NetObjects, Inc. in February 2001. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated financial, strategic and other benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

  •
  difficulties in the assimilation of the operations, personnel, practices, technologies and products of the acquired companies,

  •
  difficulties in managing diverse geographic sales and research and development operations,

  •
  the diversion of management attention from other business priorities or issues,

  •
  risks of entering markets in which we have no or limited direct prior experience, and

  •
  the potential loss of key employees of Merant or the acquired company.

Introduction of the euro could negatively affect our business

        Twelve member countries of the European Union have adopted the euro as their legal currency. The participating countries established fixed euro conversion rates between their existing national currencies and the euro. Merant's internal systems have the ability to price and invoice customers in the euro. We will continue to modify the internal systems that will be affected by this conversion, but do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks and vendors upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

The rights of our shareholders may differ from the shareholder rights of a U.S. corporation.

        The rights of shareholders and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, and by our Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations. You may have more difficulty asserting your rights as a shareholder than you would as a shareholder of a company organized in a jurisdiction within the United States.

U.S. investors may have difficulty in serving process or enforcing a judgment against us.

        We are a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against us, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

Exchange rate fluctuations can cause operating results to fluctuate.

        Historically the majority of our revenue arose in U.S. dollars, whereas our costs were incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. More recently, however, the currencies of revenue and expenses have been closely aligned. Nevertheless,fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. In fiscal years 2002, 2001 and 2000 and, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.

        We prepare consolidated financial statements expressed in G.B. pounds. We translate revenue, costs and expenses arising in currencies other than the reporting currency using average exchange rates. We translate assets and liabilities denominated in currencies other than the reporting currency at exchange rates in effect at the balance sheet date.

If accounting interpretations or new pronouncements relating to revenue recognition change are introduced, our reported revenues could decline or we could be forced to make changes in our business practices

        Over the past few years, the American Institute of Certified Public Accountants issued Statement of Position, or SOP 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." These standards address software revenue recognition matters primarily from a conceptual level and do not include specific guidance in many areas. We believe that we are currently in compliance with SOPs 97-2 and SOP 98-9. In addition, in December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", or SAB 101, which explains how the SEC staff believes existing revenue recognition rules should be applied or referenced for transactions not addressed by existing rules.

        The accounting profession continues to discuss certain provisions of SOP 97-2 and SAB 101 with the objective of providing additional guidance on potential interpretations. These discussions and the issuance of interpretations, once finalized, could lead to unanticipated changes in the Company's current revenue accounting practices, with possible resulting recognition of lower revenues. Accordingly, we may need to change our business practices in order to continue to recognise a substantial portion of our license revenues. These changes, and possible additional new accounting pronouncements in the future, may extend sales cycles, increase administrative costs and otherwise adversely affect our business.

The current depressed general economic and market conditions could cause decreases in demand for our software and related services, which could negatively affect our revenue and operating results and the market price of our securities.

        Downturns in general economic and market conditions such as those being experienced at present may result in customers postponing or canceling software purchasing decisions. If demand for our software and related services decreases, our revenues may decrease and our operating results would be negatively impacted. The market price of our securities could similarly be negatively impacted as the result of this decreased demand and resulting effect on operating results.

Risks related to doing business with the United States government

        We sell our products, maintenance, training, and services, directly and indirectly, from time to time, to agencies of the U.S. government. Companies selling to the U.S. government may be subject to a variety of specialized regulations governing such areas as employment practices, product pricing and discount practices, and contract management. Our compliance with the terms and conditions of individual government contracts, including, but not limited to contractual disclosures, and sales activity reporting systems, have been audited in the past, are currently being audited, and may be audited in the future. There can be no assurance that any such audit may not result in a cost adjustment, refund, penalty and/or further investigation. Any of these possible scenarios could be expensive and distracting to us, in terms of the time and management of personnel and outside professional resources needed to respond to the government's audit or investigation demands, and the associated costs.

CORPORATE INFORMATION

INVESTOR RELATIONS

Merant

3445 NW 211th Terrace
Hillsboro, Oregon 97124, U.S.A.
www.merant.com
e-mail: investor-relations@merant.com

REGISTRAR AND TRANSFER AGENT

Lloyds TSB Registrars

The Causeway, Worthing
West Sussex BN99 6DA, U.K.

ADR DEPOSITARY

Bank of New York

ADR Division
101 Barclay Street, 22nd Floor
New York, NY 10286, U.S.A.

REGISTERED OFFICE

Merant plc

Abbey View
Everard Close
St. Albans
Hertfordshire, AL1 2PS, U.K.
 Registered No: 1709998

STOCKBROKERS

UBS Warburg

1 Finsbury Avenue
London, EC2M 2PP, U.K.
and The Stock Exchange
London, EC2N 1HP, U.K.

AUDITORS

Ernst & Young LLP

Apex Plaza
Reading
Berkshire RG1 1YE, U.K.

LEGAL COUNSEL/SOLICITORS

Simon Martin, Partner
 Macfarlanes
10 Norwich Street
London EC4A 1BD, U.K.

MARKETS FOR SHARES

Nasdaq National Market symbol: MRNT
London Stock Exchange symbol: MRN

BOARD OF DIRECTORS

J. Michael Gullard

Chairman of the Board
General Partner, Cornerstone Management

Gerald Perkel

President and Chief Executive Officer

Michel Berty

Founder, MBY Consultants, Inc

Harold Hughes

Director, London Pacific Group Ltd

Barry X Lynn

President & CEO, Be eXceL management inc.

Don C. Watters

Former Director, McKinsey & Company
Member of McKinsey & Company Advisory Council

SENIOR MANAGEMENT

Gerald Perkel

President and Chief Executive Officer

Scott Hildebrandt

Senior Vice President,
Chief Financial Officer

Stephen King

Senior Vice President and
General Manager

Robert F. Dunne

Senior Vice President,
Sales

Robert Blaskowsky

Chief Information Officer

Diane Williams

Vice President,
Human Resources

John Stuart

Vice President and General Manager—Europe, Middle East & Africa Region

Stephen M. Going

Vice President,
General Counsel and Company Secretary

www.merant.com

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser immediately.

If you have sold or transferred all your ordinary shares in MERANT plc, please pass this document, together with the accompanying Form of Proxy to the party through whom the sale or transfer was effected for transmission to the purchaser or transferee.

MERANT PLC
(Registered in England No. 1709998)

        October 31, 2002

ANNUAL GENERAL MEETING

Dear Shareholder,

        The purpose of this letter is to explain the resolutions set out below (the "Resolutions") which will be considered at the Annual General Meeting of MERANT plc (the "Company") to be held at 9:00 a.m. on Thursday, December 5, 2002 at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, United Kingdom. The Notice of Meeting referred to in this letter is set out at the end of this letter.

Ordinary Business

        The ordinary business of the Annual General Meeting is set out in Resolutions 1 to 3. The Directors' Report and audited Financial Statements are included with the 2002 Annual Report to Shareholders (the "Annual Report") posted herewith. Biographies of the Directors being proposed for re-election are set out on page 6 of the Annual Report.

Special Business—Appointment of Company Auditors and Authority to Disapply Pre-emptive Rights

        The special business of the Annual General Meeting is set out in Resolutions 4 and 5. As special business your Directors are proposing the appointment of KPMG as the Company's auditors and a renewal of the Directors' authority to allot shares for cash other than to Shareholders in proportion to their existing shareholdings.

        The previous authority to allot shares for cash other than to Shareholders in proportion to their existing shareholdings was granted at the Annual General Meeting held on November 28, 2001. This authority expires on the date of the forthcoming Annual General Meeting. Your Directors are now seeking to renew, until the next Annual General Meeting, their authority to allot shares for cash other than to Shareholders in proportion to their existing shareholdings. In the case of allotments of shares for cash, other than pursuant to a rights issue or similar issue, the authority will be limited to the number of shares representing 5% of the issued ordinary share capital at October 18, 2002. This amounts to a total of 5,163,049 shares. Under the Companies Act 1985, the Directors are able to grant options over shares pursuant to an employees' share scheme, as defined in such Act, without the requirement for such an authority.

Actions to be taken

        A form of proxy for use at the Annual General Meeting is enclosed (the "Proxy"). Whether or not you plan to attend the Annual General Meeting, please complete, sign and return the enclosed Proxy in accordance with the instructions printed thereon so as to be received by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, as soon as possible and, in any event, not later than 48 hours before the time of the Annual General Meeting. Returning a Proxy will not prevent you from attending and voting in person at the meeting if you so wish.

        Your directors are of the opinion that these Resolutions are in the best interests of both the Company and its Shareholders. Accordingly, they recommend you to vote in favour of the Resolutions, as they intend to do in respect of their own beneficial shareholdings.

Yours faithfully,

J. Michael Gullard, Chairman

MERANT PLC
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the nineteenth Annual General Meeting of MERANT plc ("the Company") will be held at the offices of UBS Warburg, 1 Finsbury Avenue, London EC2M 2PP, UK on Thursday, December 5, 2002 at 9:00 a.m. for the following purposes:

ORDINARY BUSINESS

1.
Adoption of Directors' Report and Financial Statements
To receive, consider and adopt the Directors' Report and audited Financial Statements for the year ended April 30, 2002.

2.
Re-election of director
To re-elect Harold Hughes, who retires by rotation and is eligible for re-appointment, as a director.

3.
Re-election of director
To re-elect Michel Berty, who retires by rotation and is eligible for re-appointment, as a director.

SPECIAL BUSINESS

To consider and, if thought fit, pass resolutions 4 and 5 which will be proposed as special resolutions.

4.
Appointment of Auditors
To appoint KPMG as auditors of the Company to hold office until the conclusion of the next Annual General Meeting at which accounts are laid before the Company and to authorise the directors of the Company to determine the auditors' remuneration.

5.
Renewal of authority to disapply pre-emptive rights
That the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985, as amended ("the Act") to allot equity securities (within the meaning of section 94(2) of the Act) for cash pursuant to the authority conferred on November 28, 2001 as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(a)
to the allotment of equity securities in connection with a rights issue or other issue of shares in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(b)
to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate of 5,163,049 ordinary shares of 2p each) (representing 5% of the issued share capital of the Company as at October 18, 2002)

    and further, that this power shall expire on the date of the next Annual General Meeting of the Company or, if earlier, 15 months after the date of passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

By Order of the Board of Directors

Stephen M. Going
Secretary

Registered Office:
Abbey View
Everard Close
St. Albans
Hertfordshire, AL1 2PS, U.K.

October 31, 2002

Notes:

1.
A member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote in his place. A proxy need not also be a member of the Company. Members wishing to vote by proxy may use the enclosed form of proxy (the "Proxy"). Returning the Proxy will not prevent you from attending and voting in person at the Meeting if you so wish.

2.
To be valid, the Proxy and any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, not later than 9:00 a.m. on December 3, 2002.

3.
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on December 3, 2002 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00 pm on December 3, 2002 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

4.
The Register of Directors' Interests and the service contracts of the Directors will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of the Company from the date of this notice until the date of the meeting and at the meeting from fifteen minutes prior to its commencement until its conclusion.

For Office Use Only

Number of Shares

MERANT plc

FORM OF PROXY FOR ANNUAL GENERAL MEETING OF
MERANT PLC
AT 9:00 A.M. ON DECEMBER 5, 2002

I/We

(FULL NAMES IN BLOCK CAPITALS PLEASE)

of

being a holder(s) of ordinary shares of 2p each in the capital of the Company hereby appoint the Chairman of the Meeting (SEE NOTE 2)

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 9.00 a.m. on December 5, 2002 and at any adjournment thereof.

        Please indicate which way you wish your proxy to vote on each Resolution by inserting "X" in the appropriate space provided.

ORDINARY BUSINESS

	FOR	AGAINST
1. To adopt the Directors' Report and Financial Statements
2. To re-elect Harold Hughes as a director
3. To re-elect Michel Berty as a director

SPECIAL BUSINESS

	FOR	AGAINST
4. To appoint KPMG as auditors
5. To renew authority to disapply pre-emptive rights

Unless otherwise instructed the proxy will vote or abstain from voting at his/her discretion. The proxy will vote or abstain from voting as he/she thinks fit on any other matter properly presented to the Meeting. This proxy will only be used in the event of a poll being called/demanded.

Signature	Date	2002
NOTES:-
1.	In the case of joint holdings only one holder need sign but the names of all joint holders should be given. The vote of the first named in the register of members who tenders a proxy, will be accepted to the exclusion of the votes of other joint holders.
2.	The words "the Chairman of the Meeting" may be struck out and the name(s) of some other person(s) substituted. This person need not be a member of the Company. All alterations should be initialled.
3.	This form must be signed by the appointer or his attorney duly authorised in writing. A corporation must execute this form either under its Common Seal or under the hand of an officer or attorney duly authorised in writing.
4.	To be valid, this form, duly completed together with any authority under which it is executed or a notarially certified copy of such authority must be lodged at the office of the Company's Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL at the address overleaf no later than 9:00 am on December 3, 2002.
5.	A member can appoint more than one person (who need not be a member) to act as his/her proxy. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

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SIGNATURE
MERANT plc TABLE OF CONTENTS
MERANT plc
MERANT plc DIRECTORS' REPORT
YEAR ENDED 30 APRIL 2002
MERANT plc FINANCIAL STATEMENTS 2002
STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS
MERANT plc REPORT ON CORPORATE GOVERNANCE
YEAR ENDED 30 APRIL 2002
MERANT plc DIRECTORS' REMUNERATION REPORT
YEAR ENDED 30 APRIL 2002
MERANT plc FINANCIAL STATEMENTS 2002
FIVE YEAR RECORD
MERANT plc FINANCIAL STATEMENTS 2002
CONSOLIDATED PROFIT AND LOSS ACCOUNT
MERANT plc FINANCIAL STATEMENTS 2002
CONSOLIDATED BALANCE SHEET
MERANT plc FINANCIAL STATEMENTS 2002
CONSOLIDATED CASH FLOW STATEMENT
MERANT plc FINANCIAL STATEMENTS 2002
NOTES TO CONSOLIDATED CASH FLOW STATEMENT
MERANT plc FINANCIAL STATEMENTS 2002
COMPANY BALANCE SHEET
MERANT plc FINANCIAL STATEMENTS 2002
CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
MERANT plc FINANCIAL STATEMENTS 2002
MOVEMENT IN SHAREHOLDERS' FUNDS
MERANT plc FINANCIAL STATEMENTS 2002
NOTES TO THE FINANCIAL STATEMENTS
MERANT plc FINANCIAL STATEMENTS 2002
INDEPENDENT AUDITORS' REPORT
MERANT plc FINANCIAL STATEMENTS 2002
FURTHER INFORMATION FOR SHAREHOLDERS
MERANT PLC (Registered in England No. 1709998)
ANNUAL GENERAL MEETING
ORDINARY BUSINESS
SPECIAL BUSINESS